UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number: 001-31221

Total number of pages: 81

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated October 26, 2007 announcing the company’s results for the Six Months ended September 30, 2007.
2.	Materials presented in conjunction with the earnings release dated October 26, 2007 announcing the company’s results for the first Six Months ended September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 29, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, October 26, 2007 NTT DoCoMo, Inc.

Earnings Release for the Six Months Ended September 30, 2007

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the six months ended September 30, 2007 (April 1, 2007 to September 30, 2007), are summarized as follows.

<< Highlights of Financial Results >>

•

For the six months ended September 30, 2007, operating revenues were ¥2,325.1 billion (down 2.4% compared to the same period of the prior year), operating income was ¥408.5 billion (down 21.0% compared to the same period of the prior year), income before income taxes was ¥410.9 billion (down 21.0% compared to the same period of the prior year) and net income was ¥246.5 billion (down 20.4% compared to the same period of the prior year).

•

Earnings per share were ¥5,692.33 (down 18.7% compared to the same period of the prior year), EBITDA margin* was 33.8% (down 3.1 point compared to the same period of the prior year), and ROCE* was 8.6% (down 2.1 point compared to the same period of the prior year).

•

Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2008, are forecasted to be ¥4,667.0 billion (down 2.5% year-on-year), ¥780.0 billion (up 0.8% year-on-year), ¥785.0 billion (up 1.6% year-on-year) and ¥476.0 billion (up 4.1% year-on-year), respectively.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off excluding non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2008, please refer to page 9-11.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 44. See page 17 for the definition of ROCE.

<< Comment from Masao Nakamura, President and CEO >>

In the first six months of the fiscal year ending March 31, 2008, we have worked to reinforce our overall competitiveness, for example, by expanding our discount plans through the introduction of “Fami-wari MAX 50” and “Hitoridemo Discount 50”, enriching our handset lineup with the release of the FOMA 904i and 704i series, and continuously improving FOMA’s network quality. We have achieved steadfast progress in the migration of subscribers to the FOMA network, with the number of FOMA subscribers exceeding 40 million, accounting for 75.6% of our total cellular subscriptions, at the end of September 2007. Operating revenues and operating income for the first six months were ¥2,325.1 billion and ¥408.5 billion, respectively, both of which decreased compared to the same period of last fiscal year. This decrease is due mainly to the reduction of cellular services revenues resulting from the accounting change during the same period of the prior year to initially recognize as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry-over) allowances that are estimated to expire, the launch of new discount services and growth in the total number of handsets sold.

In the third quarter of this fiscal year, we plan to introduce two new sales schemes, “Value Course” and “Basic Course”, which will be applicable to handsets that will go on sale in the future. Subscribers purchasing handsets using the “Value Course” will be able to enjoy less expensive basic monthly charges compared to our existing billing plans. Those who purchase handsets under the “Basic Course”, on the other hand, will be able to receive discounts on handset prices if they commit to using the same handset for two years or more, but the existing monthly rates will apply. Through the introduction of these new schemes, we intend to provide our customers with more options, and correct the sense of unfairness felt amongst subscribers resulting from the varying handset usage periods.

We also plan to reorganize the structure of NTT DoCoMo Group by integrating eight regional subsidiaries with NTT DoCoMo Inc. to consolidate our nationwide business operations under a single entity. The reorganization is scheduled to be completed sometime during the second quarter of the fiscal year ending March 2009. Through this reorganization, we intend to further improve our customer services by standardizing our service quality and strengthening our customer contacts, while enhancing the efficiency of our group management at the same time.

Although the competitive environment is expected to remain difficult, we intend to thoroughly implement our “customer-first” business policy to respond to the diverse needs of our customers, and strive to reinforce our competitiveness by continuing our endeavors to create new services that are one step ahead.

<<1. Operating Results>>

1.	Business Overview

(1)	Results of operations

	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)		Year ended March 31, 2007
Operating revenues	¥2,383.4	¥2,325.1	¥(58.3)	(2.4)%	¥4,788.1
Operating expenses	1,866.5	1,916.6	50.1	2.7	4,014.6

Operating income	516.9	408.5	(108.4)	(21.0)	773.5
Other income (expense)	3.4	2.4	(1.0)	(30.3)	(0.6)

Income before income taxes	520.3	410.9	(109.4)	(21.0)	772.9
Income taxes	210.5	165.1	(45.4)	(21.6)	313.7
Equity in net income (losses) of affiliates	0.1	0.9	0.7	567.2	(1.9)
Minority interests in consolidated subsidiaries	(0.0)	(0.1)	(0.0)	(97.1)	(0.0)

Net income	¥309.8	¥246.5	¥(63.3)	(20.4)%	¥457.3

(2)	Operating revenues

	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)
Wireless services	¥2,174.2	¥2,130.3	¥(43.9)	(2.0)%
Cellular services revenues	2,112.4	2,066.5	(45.8)	(2.2)
- Voice revenues	1,504.9	1,392.0	(112.8)	(7.5)
Including: FOMA services	844.2	1,057.9	213.6	25.3
- Packet communications revenues	607.5	674.5	67.0	11.0
Including: FOMA services	447.2	602.8	155.6	34.8
PHS services revenues	13.0	7.0	(6.1)	(46.6)
Other revenues	48.8	56.8	8.0	16.3
Equipment sales	209.1	194.8	(14.3)	(6.8)

Total operating revenues	¥2,383.4	¥2,325.1	¥(58.3)	(2.4)%

Notes:

1.	Cellular services revenues for the six months ended September 30, 2006 reflect the impact of initial application of estimates regarding recognizing as revenues the portion of “Nikagetsu Kurikoshi” (two-month carry-over) allowances that are estimated to expire.

2.	Voice revenues include data communications revenues through circuit switching systems.

•	Operating revenues totaled ¥2,325.1 billion (down 2.4% compared to the same period of the prior year).

•

Cellular services revenues decreased to ¥2,066.5 billion (down 2.2% compared to the same period of the prior year), due mainly to the adverse impact of initial application of estimates regarding recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

•

Voice revenues from FOMA services increased to ¥1,057.9 billion (up 25.3% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥602.8 billion (up 34.8% compared to the same period of the prior year) due to a significant increase in the number of FOMA services subscriptions to 40.04 million (up 37.6% compared to the same period of the prior year).

•

Equipment sales totaled ¥194.8 billion (down 6.8% compared to the same period of the prior year), as the amount accounted for as sales revenue per handset decreased while the number of handsets sold increased.

(3)	Operating expenses

	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)
Personnel expenses	¥124.5	¥123.4	¥(1.1)	(0.8)%
Non-personnel expenses	1,179.0	1,207.8	28.8	2.4
Depreciation and amortization	347.7	364.3	16.7	4.8
Loss on disposal of property, plant and equipment and intangible assets	18.1	25.0	7.0	38.6
Communication network charges	178.9	176.2	(2.7)	(1.5)
Taxes and public dues	18.3	19.8	1.5	7.9

Total operating expenses	¥1,866.5	¥1,916.6	¥50.1	2.7%

•	Operating expenses were ¥1,916.6 billion (up 2.7% compared to the same period of the prior year).

•	Personnel expenses were ¥123.4 billion (down 0.8% compared to the same period of the prior year). The number of employees as of September 30, 2007 was 22,006.

•

Non-personnel expenses increased to ¥1,207.8 billion (up 2.4% compared to the same period of the prior year) due mainly to an increase in cost of equipment sold, reflecting the increased number of FOMA handsets sold.

•

Depreciation and amortization increased to ¥364.3 billion (up 4.8% compared to the same period of the prior year) following intensive capital expenditures for expansion of FOMA service areas in the prior fiscal year.

(4)	Operating income

•	Operating income decreased to ¥408.5 billion (down 21.0% compared to the same period of the prior year).

(5)	Income before income taxes

•	Income before income taxes decreased to ¥410.9 billion (down 21.0% compared to the same period of the prior year), due to a decrease in operating income.

(6)	Net income

•	Net income was ¥246.5 billion (down 20.4% compared to the same period of the prior year).

2.	Key Performance Indicators

(1)	Number of subscriptions and other indicators

<Number of subscriptions by services>	Ten thousand subscriptions
	March 31, 2007	September 30, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	5,262	5,294	32	0.6%
Cellular (FOMA) services	3,553	4,004	451	12.7
Cellular (mova) services	1,709	1,290	(419)	(24.5)
i-mode services	4,757	4,776	19	0.4
PHS services	45	31	(14)	(31.5)

Note:

Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

<Number of handsets sold and Churn rate>	Ten thousand units/%
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)
Cellular (FOMA+mova) services	1,182	1,280	98	8.3%
Cellular (FOMA) services
New FOMA subscription	236	303	68	28.7
FOMA subscription by mova subscribers	442	355	(87)	(19.6)
Handset upgrade by FOMA subscribers	368	591	224	60.8
Cellular (mova) services
New mova subscription	56	13	(43)	(76.5)
Handset upgrade by mova subscribers	81	17	(64)	(79.4)
Churn Rate	0.62%	0.90%	0.28 point	—

•

The aggregate number of cellular (FOMA+mova) services subscriptions was 52.94 million as of September 30, 2007, an increase of 0.32 million compared to the number as of March 31, 2007. The increase derived from our continued efforts to strengthen total competitiveness from a customer-centric viewpoint, including the offering of subscriber-friendly billing arrangements, enrichment of our handset lineup and network services and enhancement of network quality.

•

Due to the steady migration of subscribers from mova services to FOMA services, the number of FOMA services subscriptions as of September 30, 2007 increased to 40.04 million, up 4.51 million from the number as of March 31, 2007. The proportion of FOMA services subscriptions to the aggregate cellular (FOMA+mova) subscriptions increased to 75.6% as of September 30, 2007.

•

The number of handsets sold (FOMA+mova) increased to 12.80 million units (up 8.3% compared to the same period of the prior year), due to an increase in the number of handsets sold for new FOMA subscriptions and handset upgrades by FOMA subscribers.

•

Churn rate for cellular (FOMA+mova) services for the six months ended September 30, 2007 was 0.90% (up 0.28 point compared to the same period of the prior year), due to the influence of the Mobile Number Portability.

(2)	Trend of ARPU

<ARPU and other operation data>	Yen/Minutes/Ten thousand subscriptions
	Six months ended September 30, 2006	Six months ended September 30, 2007	Increase (Decrease)
Aggregate ARPU (FOMA+mova)	¥6,810	¥6,550	¥(260)	(3.8)%
Voice ARPU	4,830	4,390	(440)	(9.1)
Packet ARPU	1,980	2,160	180	9.1
Aggregate ARPU (FOMA)	8,130	7,320	(810)	(10.0)
Voice ARPU	5,290	4,640	(650)	(12.3)
Packet ARPU	2,840	2,680	(160)	(5.6)
MOU (FOMA+mova) (minutes)	145	140	(5)	(3.4)

Number of i-channel subscriptions (ten thousand)	570	1,387	817	143.3%
Number of subscriptions for flat-rate billing plans for unlimited i-mode usage (ten thousand)	782	1,127	345	44.1%

Note:

Number of subscriptions for flat-rate billing plans for unlimited i-mode usage: “pake-hodai” subscriptions + “pake-hodai full” subscriptions

*See ”Definition and Calculation Methods of ARPU and MOU” on page 43 for details of definitions and calculation methods of ARPU and MOU.

•

Aggregate ARPU of cellular (FOMA+mova) services decreased to ¥6,550 for the six months ended September 30, 2007 (down 3.8% compared to the same period of the prior year) as an increase in Packet ARPU was more than offset by a combination of a decrease in Voice ARPU and the adverse impact of initial application of estimates regarding recognizing as revenues during the same period of the prior year the portion of “Nikagetsu Kurikoshi (two-month carry-over)” allowances that are estimated to expire.

(3)	Trend of capital expenditure

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)
Mobile phone business	¥406.2	¥256.9	¥(149.3)	(36.7)%
PHS business	0.7	0.1	(0.6)	(85.2)
Other (including information systems)	55.9	58.8	2.9	5.2

Total capital expenditures	¥462.8	¥315.8	¥(147.0)	(31.8)%

<Approximate number of base stations installed>	Units/Facilities
	March 31, 2007	September 30, 2007	Increase (Decrease)
Outside base stations (units)	35,700	39,000	3,300	9.2%
Facilities with indoor systems (facilities)	10,400	12,100	1,700	16.3

•

We were involved in enhancement of network quality and acceleration of network speed reflecting requests from our customers while we continued our efforts to save on equipment procurement costs. As a result, total capital expenditure during the six months ended September 30, 2007 decreased to ¥315.8 billion (down 31.8% compared to the same period of the prior year).

•

The aggregate number of outside base stations installed was approximately 39,000, an increase of 3,300 from the number as of March 31, 2007, and the aggregate number of facilities with indoor systems was approximately 12,100, an increase of 1,700 from the number as of March 31, 2007.

(4)	Segment information

<Results of operations by business segment>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)
Operating revenues
Mobile phone business	¥2,349.7	¥2,296.0	¥(53.7)	(2.3)%
PHS business	13.2	7.1	(6.1)	(46.0)
Miscellaneous businesses	20.5	22.0	1.5	7.4
Total operating revenues (consolidated)	¥2,383.4	¥2,325.1	¥(58.3)	(2.4)%

Operating expenses
Mobile phone business	¥1,822.5	¥1,862.0	¥39.5	2.2%
PHS business	17.3	19.2	1.9	11.2
Miscellaneous businesses	26.7	35.4	8.7	32.4
Total operating expenses (consolidated)	¥1,866.5	¥1,916.6	¥50.1	2.7%

Operating income (losses)
Mobile phone business	¥527.2	¥433.9	¥(93.2)	(17.7)%
PHS business	(4.0)	(12.0)	(8.0)	(198.5)
Miscellaneous businesses	(6.3)	(13.4)	(7.1)	(114.1)
Total operating income (consolidated)	¥516.9	¥408.5	¥(108.4)	(21.0)%

<Topics in the three months ended September 30, 2007>

Mobile phone business	<<Handsets>>

•        Eight new FOMA handsets were released, including the latest “FOMA 704i” series.

•        “BlackBerry” handset compatible with the Japanese language was released.

•        We provided new application software to enable Nokia’s mobile handsets equipped with S60 platform to use i-mode services.

<<Services>>

•        The number of FOMA subscriptions surpassed 40 million.

•        Roaming services for packet communications were launched in Guam.

•        We agreed with AT&T Mobility LLC to cooperate to build a 3G network in Hawaii.

•        We expanded the service area of international roaming services (99.8% of destinations for Japanese tourists was covered as voice calls and SMS are available in 153 countries and areas, packet communications in 104 countries and areas, and videophone calls in 40 countries and areas as of September 30, 2007) ..

<<Billing>>

•        New discount programs called “Fami-wari MAX 50” and “Hitoridemo Discount 50” were introduced.

•        A new discount program for corporate subscribers called “Office Discount MAX 50” was introduced.

•        New optional packet billing plans for mobile PC users called “Flat-Rate Data Plan HIGH-SPEED” and “Flat-Rate Data Plan 64K” were introduced.

	<<Network>>	• We developed a new microminiaturized base station to cover an area as small as a radius of dozens of meters, which is called a “femto-cell”.

	<<Other>>	• The Corporate Branding Division was established to further strengthen promotional marketing activities. • A new representative office was established in Hanoi, Vietnam.

PHS business

We were continuously engaged in a campaign to encourage current PHS subscribers to migrate to FOMA services. (PHS services are scheduled to be terminated on January 7, 2008 as announced in April 2007.)

Miscellaneous business

•        We announced that we will invest in ACCA Wireless Co., Ltd., which aims to acquire a 2.5GHz broadband wireless access license with Mobile Wimax technology.

•        We established a joint venture called CXD NEXT Co., Ltd. to expand our “iD” mobile payment platform and “Osaifu-Keitai”.

•        We established another joint venture called The JV, Ltd. to promote “iD” and “DCMX” through e-marketing using “Osaifu-Keitai”.

<< 2. Financial Position >>

(1)	Financial position

	Billions of yen
	(UNAUDITED) September 30, 2006	(UNAUDITED) September 30, 2007	Increase (Decrease)
Total Assets	¥6,050.3	¥5,924.2	¥(126.1)	(2.1)%
Shareholders’ equity	4,176.1	4,222.7	46.6	1.1
Liabilities	1,873.0	1,700.3	(172.7)	(9.2)
Interest bearing liabilities	654.5	504.1	(150.4)	(23.0)

Equity ratio (1)	69.0%	71.3%	2.3point	—
Market equity ratio (2)	132.2%	119.2%	(13.0)point	—
Debt ratio (3)	13.5%	10.7%	(2.8)point	—

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets
(2)	Market equity ratio = Market value of total share capital* / Total assets
(3)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
*	Market value of total share capital = closing price of share as of the end of the semi-annual period multiplied by the number of outstanding shares (excluding treasury stock)

(2)	Cash flow conditions

	Billions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Increase (Decrease)
Net cash provided by operating activities	¥259.0	¥628.4	¥369.5	142.7%
Net cash used in investing activities	(530.1)	(365.2)	164.8	31.1
Net cash used in financing activities	(323.2)	(290.0)	33.2	10.3
Free cash flows (1)	(271.1)	263.2	534.3	—
Adjusted free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)	(48.4)	168.9	217.3	—
Liabilities to cash flow ratio (4)	68.0%	39.9%	(28.1)point	—
Interest coverage ratio (5)	157.2	213.0	55.8	—

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)	Irregular factors = the effects of uncollected revenues due to bank closures at the end of the semi-annual period
(3)	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.
(4)	Liabilities to cash flow ratio= Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors)*
(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors) / Interest expense**
*	To annualize, net cash provided by operating activities was doubled.
**	Interest expense is interest paid in cash, which is disclosed in “Supplemental disclosures of cash flow information” in the consolidated statements of cash flows on page 22.

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 44.

•

Net cash provided by operating activities was ¥628.4 billion (up 142.7% compared to the same period of the prior year). The increase in net cash provided by operating activities resulted mainly from a decrease in net payment of income taxes to ¥77.0 billion from ¥218.2 billion in the same period of the prior year, after the deferred tax asset from the impairment of our investment in Hutchison 3G UK Holdings Limited was realized during the prior fiscal year. During the same period of the prior year, when the bank was closed at the last day of September, the cash reception of ¥222.0 billion including cellular revenues was deferred to October 2006. As the bank was also closed at the last day of both March and September 2007, cash in the amount of ¥210.0 billion including cellular revenues, which would have been received by March 31, 2007, was actually received in April 2007 while the reception of cash in the amount of ¥213.0 billion, which would have been received by September 30, 2007, was deferred to October 2007.

•

Net cash used in investing activities decreased to ¥365.2 billion (down 31.1% compared to the same period of the prior year). An increase in acquisition of long-term investments was more than offset by a combination of a decrease in acquisitions of tangible and intangible assets and an increase in net cash inflows from changes of investments for cash management purposes.

•

Net cash used in financing activities decreased to ¥290.0 billion (down 10.3% compared to the same period of the prior year). An increase in payment for share repurchase was more than offset by a decrease in repayments for outstanding long-term debt. We spent ¥103.0 billion during the six months ended September 30, 2007 for share repurchase in the market.

•	Free cash flows were ¥263.2 billion. Free cash flows excluding the effects of irregular factors and changes in investments for cash management purposes were ¥168.9 billion.

<<3. Profit Distribution >>

1.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. The Company intends to keep the repurchased shares as treasury shares and in principle to limit the amount of such treasury shares to approximately 5% of its total issued shares, and will consider retiring any treasury shares held in excess of this limit around the end of the fiscal year or at other appropriate times. Based on the authorization of a resolution adopted at the Ordinary General Meeting of Shareholders, the Company repurchased 528,987 shares of its own common stock for an aggregate price of ¥103.0 billion during the six months ended September 30, 2007.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.

2.	Interim Dividend

The Company plans to pay ¥2,400 per share as an interim dividend for the six months ended September 30, 2007.

Note:

The Company plans to begin paying an interim dividend from November 22, 2007.

<< Prospects for the Fiscal Year Ending March 31, 2008>>

The competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, due to the rise of the cellular phone penetration rate, diversification of customer needs, launch of Mobile Number Portability in October 2006 and market entry by new competitors.

Under these market conditions, we have decided to revise our group’s full-year guidance for the fiscal year ending March 31, 2008 as described in the table below.

The projected reduction in income resulting from the growth of subscribers joining “Fami-wari MAX 50” and other new discount plans is estimated to be almost comparable to the projected increase in income to be achieved from the introduction of new sales schemes such as “Value Course”. We will work on cost reduction to address the reduction of revenues resulting from the lower-than-expected growth of net additional subscribers. Accordingly, our full-year operating income forecast remains unchanged from our initial guidance of ¥780.0 billion.

Against this backdrop, we will strive even further to reinforce our core business, and at the same time, work to create new revenue sources by facilitating the transformation of cellular services into a “lifestyle infrastructure” by leveraging our “DCMX” credit payment service, etc., and collaborating with partner companies in various fields, as part of our endeavors to cultivate new businesses.

	Billions of yen
	Year ending March 31, 2008 (Original Forecasts)	Year ending March 31, 2008 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2007 (Actual Results)
Operating revenues	¥4,728.0	¥4,667.0	¥(61.0)	(1.3)%	¥4,788.1
Operating income	780.0	780.0	—	—	773.5
Income before income taxes	788.0	785.0	(3.0)	(0.4)%	772.9
Net income	476.0	476.0	—	—	457.3

Capital expenditures	750.0	758.0	8.0	1.1%	934.4
Free cash flows excluding irregular factors and changes in investments for cash management purposes	560.0	460.0	(100.0)	(17.9)%	192.2
EBITDA *	1,573.0	1,595.0	22.0	1.4%	1,574.6
EBITDA margin *	33.3%	34.2%	0.9 pt	—	32.9%
ROCE *	16.1%	16.3%	0.2 pt	—	16.1%
ROCE after taxes *	9.5%	9.6%	0.1 pt	—	9.5%

*	See page 44 for the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP regarding the revised forecasts for the year ending March 31, 2008 and the actual results for the year ended March 31, 2007.

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of Free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 44.

The revised financial forecasts for the year ending March 31, 2008, are based on the following forecasted operation data.

	Ten thousand subscriptions/Yen
	March 31, 2008 (Original Forecasts)	March 31, 2008 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2007 (Actual Results)
Cellular (FOMA + mova) services	5,389	5,348	(41)	(0.8)%	5,262
Cellular (FOMA) services	4,442	4,398	(44)	(1.0)	3,553
Cellular (mova) services	947	949	2	0.2	1,709
i-mode services	4,859	4,817	(42)	(0.9)	4,757
PHS services	—	—	—	—	45
Aggregate ARPU (FOMA + mova)	¥6,480	¥6,430	¥(50)	(0.8)	¥6,700
Voice ARPU	4,330	4,210	(120)	(2.8)	4,690
Packet ARPU	2,150	2,220	70	3.3%	2,010

Note:

(1)	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions.
(2)	PHS services are scheduled to be terminated on January 7, 2008.

•	DoCoMo expects to pay a total annual dividend of ¥4,800 per share for the year ending March 31, 2008, consisting of an interim dividend of ¥2,400 per share and a year-end dividend of ¥2,400 per share.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.

2.	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Financial Statements For the Six Months Ended September 30, 2007	October 26, 2007 [U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Code No.:	9437
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Tatsuya Iino, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
The planned date for the Company to submit semi-annual report	December 3, 2007
The planned date for the Company to pay interim dividend	November 22, 2007

1. Consolidated Financial Results for the Six Months Ended September 30, 2007 (April 1, 2007 – September 30, 2007)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Six months ended September 30, 2007	2,325,117	(2.4)%	408,496	(21.0)%	410,850	(21.0)%	246,510	(20.4)%
Six months ended September 30, 2006	2,383,373	0.4%	516,889	(7.4)%	520,267	(17.8)%	309,820	(19.6)%

Year ended March 31, 2007	4,788,093	—	773,524	—	772,943	—	457,278	—

	Basic Earnings per Share	Diluted Earnings per Share
Six months ended September 30, 2007	5,692.33 (yen)	—
Six months ended September 30, 2006	7,005.67 (yen)	—

Year ended March 31, 2007	10,396.21 (yen)	—

(Percentages above represent changes compared to the corresponding previous semi-annual period.)

(Reference)	Equity in net income (losses) of affiliates

For the six months ended September 30, 2007:	874 million yen
For the six months ended September 30, 2006:	131 million yen
For the fiscal year ended March 31, 2007:	(1,941) million yen

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2007	5,924,168	4,222,679	71.3%	98,054.40 (yen)
September 30, 2006	6,050,267	4,176,127	69.0%	95,005.38 (yen)

March 31, 2007	6,116,215	4,161,303	68.0%	95,456.65 (yen)

(3)	Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2007	628,436	(365,220)	(289,991)	317,507
Six months ended September 30, 2006	258,953	(530,053)	(323,200)	246,457

Year ended March 31, 2007	980,598	(947,651)	(531,481)	343,062

2. Dividends

	Cash dividends per share (yen)
Date of record	September 30	March 31	Total
Year ended March 31, 2007	2,000.00	2,000.00	4,000.00
Year ending March 31, 2008	2,400.00	—	—
Year ending March 31, 2008 (Forecasts)	—	2,400.00	4,800.00

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007—March 31, 2008)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Expected earnings per share
Year ending March 31, 2008	4,667,000	(2.5)%	780,000	0.8%	785,000	1.6%	476,000	4.1%	11,053.15	(yen	)

(Percentages above represent changes compared to the corresponding previous annual period.)

4. Others

(1)	Change in reporting entities (Change of condition of significant consolidated subsidiaries)		None

(2)	Change in significant accounting and reporting policies for consolidated financial statements (Items to be disclosed in “Significant Changes in Accounting Basis for Consolidated Financial Statements”)

	(i) Change caused by revision of accounting standards and other regulations		None

	(ii) Others		None

(3)	Number of issued shares (common stock)

(i) Number of issued shares (inclusive of treasury stock)

	As of September 30, 2007:	45,880,000 shares
	As of September 30, 2006:	46,810,000 shares
	As of March 31, 2007:	45,880,000 shares

(ii) Number of treasury stock

	As of September 30, 2007:	2,815,345 shares
	As of September 30, 2006:	2,853,258 shares
	As of March 31, 2007:	2,286,356 shares

(Reference) Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2007 (April 1, 2007 — September 30, 2007)

(1) Non-consolidated Results of Operations
Amounts are truncated to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Six months ended September 30, 2007	1,269,979	(0.4)%	202,952	(18.2)%	334,299	(31.7)%	256,542	(36.5)%
Six months ended September 30, 2006	1,274,960	1.1%	248,187	(3.6)%	489,238	25.4%	403,705	37.8%

Year ended March 31, 2007	2,598,724	—	390,988	—	654,167	—	520,592	—

Earnings per Share
Six months ended September 30, 2007	5,924.00 (yen)
Six months ended September 30, 2006	9,128.61 (yen)

Year ended March 31, 2007	11,835.65 (yen)

(Percentages above represent changes compared to the corresponding previous semi-annual period.)

(2)	Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
September 30, 2007	3,925,780	2,590,769	66.0%	60,159.99 (yen	)
September 30, 2006	4,019,845	2,549,204	63.4%	57,993.49 (yen	)

March 31, 2007	4,076,072	2,508,167	61.5%	57,535.16 (yen	)

(Reference) Shareholders’ Equity		As of September 30, 2007		2,590,769 million yen
		As of September 30, 2006		2,549,204 million yen
		As of March 31, 2007		2,508,167 million yen

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 — March 31, 2008)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Basic Earnings per Share
Year ending March 31, 2008	2,517,000	(3.1)%	393,000	0.5%	568,000	(13.2)%	422,000	(18.9)%	9,799.22 (yen)

(Percentages above represent changes compared to the corresponding previous annual period.)

*	Explanation for forecasts of operation and other notes.

With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2008, please refer to page 9-11.

Consolidated financial statements and non-consolidated financial statements in this earnings release are unaudited.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 95 subsidiaries and 17 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows:

[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Credit business, wireless LAN services, IP telephone service and other miscellaneous businesses

Notes: We have decided to terminate PHS services on January 7, 2008.

[Position of Each Group Company]

(1)	The Company engages in mobile phone, PHS and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the area of mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the eight DoCoMo Regional Subsidiaries engages in mobile phone (excluding satellite mobile communications services), PHS and other businesses in their respective regions.

(3)	28 other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 59 other subsidiaries and 17 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures established to launch new business operations.

The following chart summarizes the description above:

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Business entrustment
(Subsidiaries)
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Business Net, Inc.
DoCoMo Technology, Inc.
Business entrustment
(Indirect Subsidiaries)
DoCoMo Service Hokkaido Inc.
DoCoMo Service Tohoku Inc.
DoCoMo Service Tokai Inc.
DoCoMo Service Hokuriku Inc.
DoCoMo Service Kansai Inc.
DoCoMo Service Chugoku Inc.
DoCoMo Service Shikoku Inc.
DoCoMo Service Kyushu Inc.
DoCoMo Mobile Tokai Inc.
DoCoMo Mobile Chugoku, Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
Global development, New businesses
(Other Subsidiaries)
Overseas
DoCoMo Capital, Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
Guam Cellular & Paging
inter-touch (BVI) Limited
NTT DoCoMo USA, Inc.
DoCoMo Beijing Communications Laboratories Co., Ltd.
and other companies
(Affiliates)
ADVANCED MPAY COMPANY LIMITED
Hutchison 3G HK Holdings Limited
Hutchison Telephone Company Limited
Mobile Innovation Company Limited
Telargo Inc.
3G Licensing Limited
Domestic
e Engineering Inc.
e Engineering Tokai, Inc.
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
SEIBU DENSAN Co., Ltd.
Dynastep, inc
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc.
NIPPONDATACOM Co., Ltd.
HIVE Inc.
Business Expert Inc.
Business Expert Tokai, Inc.
Business Expert Kansai, Inc.
Business Expert Kyushu, Inc.
NTT Broadband Platform, Inc.
The JV, Ltd.
CXD NEXT CO., LTD.
Tower Records Japan Inc.
NIPPON TELECOMMUNICATIONS NETWORK, CO., LTD
FeliCa Networks, Inc.
Multimedia Broadcasting Planning LLC
Sumitomo Mitsui Card Company, Limited.
Mobile Internet Capital, Inc.
Rakuten Auction, Inc.
and other companies

As of September 30, 2007

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese mobile communications market has intensified even further due to the introduction of the Mobile Number Portability and market entry by new competitors. Under these circumstances, we plan to run our business from a “customer-centric” viewpoint focusing on the following three goals: (1) enhance our competitiveness by strengthening the foundation of our core business, (2) grow existing revenues and create new revenue sources, and (3) facilitate cost reduction.

(1) Enhance our competitiveness by strengthening the foundation of our core business

We intend to make it our highest priority to ensure that our customers continue to use our services with a high degree of satisfaction. To this end, we plan to offer products and services different from those of our competitors. We will continue to strive to strengthen our overall competitiveness by, for example, building stable and high-quality networks, improving our after-sales support and introducing affordable billing plans. We also plan to accelerate the implementation of these actions by reorganizing the business operation structure of our corporate group, and aim to enrich and reinforce our customer services as a result of such reorganization.

By adequately informing customers of these initiatives, we will endeavor to strengthen our group’s brand, acquire new subscribers, curb churns and boost the usage of our cellular phone services.

(2) Grow existing revenues and create new revenue sources

With the goal of creating new revenue sources, we plan to offer even more attractive content services leveraging the HSDPA (High-Speed Downlink Packet Access) platform launched in August 2006, and continue to expand the coverage of our international roaming services through strategic investments in and/or alliances with overseas operators. We will also strive to further increase the uptake of “i-channel” service and enrich our music-related service offerings, to improve the convenience of our customers and further grow cellular phone usage as a consequence. In addition, as part of our efforts to cultivate new businesses that do not rely on traffic revenues, we aim to create new revenue sources by providing highly value-added new usage opportunities for cellular phones, centering on our collaboration with partner companies. In particular, we have aggressively expanded the locations where “DCMX”, “DCMX mini” and “DCMX GOLD” credit services compatible with the “iD” platform are available, by rolling out these services in convenience stores, supermarkets, restaurants and large-scale commercial facilities, etc., and we will work to further expand their coverage going forward. We will also proactively seek to expand our business fields, both in Japan and abroad, looking into the possibility of making strategic investments in, or forming alliances with external partners.

(3) Facilitate cost reduction

To ensure efficient operation of our core business and expand into new business fields, we will work to improve the efficiency of our operations by further cutting handset procurement and network costs, making a more efficient allocation of distributor commissions, and reorganizing DoCoMo group’s structure to achieve the effects of integration.

Through the aforementioned efforts, with the goal of realizing “personalized services” and “ubiquitous” and “seamless” access, we will transfer our cellular phone services even further from the viewpoint of delivering innovative, safe and secure solutions, to provide our customers with “lifestyle infrastructure” useful for their lives and businesses, and strive to enhance our enterprise value thereby. At the same time, we are committed to ensuring compliance with relevant laws and regulations and thorough risk management at all levels of our corporate group, by properly establishing and operating an internal control system designed for lawful business execution. We will also work in earnest to fulfill our Corporate Social Responsibility (CSR), in an effort to win the trust and confidence of all stakeholders.

3.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. DoCoMo also considers ROCE an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will make its utmost efforts to achieve an EBITDA margin of at least 35% and a ROCE of at least 20% as its medium-term targets and attempt to maximize its corporate value.

Notes:

•	EBITDA margin = EBITDA / Operating revenues

•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment

•

ROCE = Operating income / (Shareholders’ equity + Interest bearing liabilities) Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2007 and September 30, 2007.

4.	Corporate Social Responsibility (CSR)

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. Cellular phones have evolved from previously voice-centric communication devices into multifunctional tools serving more diverse needs in the society. Against this backdrop, we aim to contribute to society by carrying out our business activities with sincerity and living in harmony with society. To fulfill our Corporate Social Responsibility (CSR) as a cellular phone operator, our corporate group is engaged in a wide range of activities, believing that it is our important missions to tackle cellular phone-related social issues, respond to earthquakes and other natural disasters, take actions against global environmental concerns that are becoming increasingly serious, and allow each and every user including the elderly and the handicapped to share the convenience of cellular phones, which are explained in detail in the recently published “DoCoMo Group CSR Report 2007”. Among these activities, those that are directly related to the products and services offered by DoCoMo group have been promoted in a comprehensive and unified approach under the “DoCoMo Anshin Mission” aimed at delivering peace of mind. The concrete actions undertaken during the first six months of the fiscal year ending March 31, 2008, include the following:

–	For a safer, healthier and more secure society

•

Held approximately 1,000 sessions of “Mobile Phone Safety Program” nationwide during the first six months of the fiscal year ending March 31, 2008, to provide children with tips on safe and proper phone usage manners, and promoted “filtering services” that limit access to dubious dating sites or other potentially harmful information web sites.

•	Established and operated “DoCoMo Anshin Hotline”, a consultation service to respond to concerns regarding cellular phone use by children.

•

Newly introduced a function that blocks the reception of emails containing URL of certain categories pre-registered by the user, because many unsolicited emails contain URL links to dating and other harmful sites.

–	Universal design products and services

•

Released “FOMA Raku Raku Phone Basic”, a model specializing in easy-to-use basic functions, and GPS-enabled “FOMA Raku Raku Phone IV” designed in pursuit of more advanced safety and security features and operational simplicity. The cumulative nationwide sales of “Raku Raku Phone” series phones exceeded 10 million.

•

Held a total of 18 on-field sessions of mobile phone usage lectures in Kanto-Koshinetsu region, providing tips on convenient usage examples and instructions on phone operations, to allow the elderly and handicapped users to enjoy the convenience of cellular phones in their daily lives.

–	Various disaster responses

•

Made functional enhancements to “i-mode Disaster Message Board” service, and enriched information contained under the “disaster prevention/crime prevention/medical service,” section of i-mode menu list (approximately 320 sites as of Sept. 30, 2007), and promoted their use in order to improve the convenience of users in the event of a natural disaster.

•

In response to the July 2007 Niigata-Chuetsu Offshore Earthquake, deployed power supply vehicles and power generators as quickly as possible in base stations where electricity supply was suspended, in order to secure communications in the affected areas. In addition, dispatched mobile base station vehicles to areas near the prefectural disaster management headquarters in Kashiwazaki where traffic concentration was reported, to secure important communications and connection of emergency calls.

•

Provided free-of-charge mobile phones and phone battery charging services at 41 emergency shelters following the earthquake, and leased cellular and satellite phones to municipal authorities to secure communications.

–	Global environmental conservation initiatives

•

Introduced optical fiber extension units and high-efficiency rectification equipment, and operated co-generation systems (CGS) which reduce energy consumption through effective utilization of the heat generated from power generation, as part of our efforts to facilitate energy savings at our communication facilities.

•	Collected used cellular handsets (approximately 64 million units on a cumulative basis) and carried out “DoCoMo Woods” Campaign (reforestation project) at 32 locations on a cumulative basis.

–	Social contribution activities

•	To assist the education of children, constructed schools in Thailand (10th school currently under construction), and carried out programs aimed at fostering young talent by sponsoring soccer clinics.

•

Participated in “(Product) RED”, a donation system to provide sustainable flow of funds from private companies to the Global Fund, and donated an amount equaling 1% of the monthly mobile phone usage bills of M702iS (RED) handset users for the fight against HIV/AIDS in Africa.

•	Donated funds to assist the restoration activities following the July 2007 Niigata-Chuetsu Offshore Earthquake.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2007		March 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	¥246,457		¥317,507		¥343,062
Short-term investments	152,005		103,390		150,543
Accounts receivable	813,781		792,008		872,323
Allowance for doubtful accounts	(14,151)		(13,724)		(13,178)
Inventories	206,329		158,257		145,892
Deferred tax assets	90,889		96,889		94,868
Prepaid expenses and other current assets	169,054		126,559		138,403

Total current assets	1,664,364	27.5%	1,580,886	26.7%	1,731,913	28.3%

Property, plant and equipment:
Wireless telecommunications equipment	4,983,479		5,270,841		5,149,132
Buildings and structures	758,298		787,433		778,638
Tools, furniture and fixtures	618,480		621,765		613,945
Land	198,546		199,315		199,007
Construction in progress	142,195		109,560		114,292
Accumulated depreciation and amortization	(3,815,423)		(4,143,380)		(3,954,361)

Total property, plant and equipment, net	2,885,575	47.7%	2,845,534	48.0%	2,900,653	47.4%

Non-current investments and other assets:
Investments in affiliates	177,832		180,344		176,376
Marketable securities and other investments	309,970		325,181		261,456
Intangible assets, net	537,115		543,033		551,029
Goodwill	140,912		148,322		147,821
Other assets	214,606		170,039		219,271
Deferred tax assets	119,893		130,829		127,696

Total non-current investments and other assets	1,500,328	24.8%	1,497,748	25.3%	1,483,649	24.3%

Total assets	¥6,050,267	100.0%	¥5,924,168	100.0%	¥6,116,215	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,600		¥58,543		¥131,005
Short-term borrowings	104		104		102
Accounts payable, trade	567,741		518,492		761,108
Accrued payroll	39,027		43,059		46,584
Accrued interest	1,011		911		809
Accrued income taxes	121,476		143,784		68,408
Other current liabilities	134,812		151,536		154,909

Total current liabilities	1,013,771	16.8%	916,429	15.5%	1,162,925	19.0%

Long-term liabilities:
Long-term debt (exclusive of current portion)	504,813		445,460		471,858
Liability for employees’ retirement benefits	139,084		139,830		135,890
Other long-term liabilities	215,319		198,536		183,075

Total long-term liabilities	859,216	14.2%	783,826	13.2%	790,823	13.0%

Total liabilities	1,872,987	31.0%	1,700,255	28.7%	1,953,748	32.0%

Minority interests in consolidated subsidiaries	1,153	0.0%	1,234	0.0%	1,164	0.0%

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,311,013		1,135,958		1,135,958
Retained earnings	2,433,610		2,652,478		2,493,155
Accumulated other comprehensive income	20,017		17,924		12,874
Treasury stock, at cost	(538,193)		(533,361)		(430,364)

Total shareholders’ equity	4,176,127	69.0%	4,222,679	71.3%	4,161,303	68.0%

Total liabilities and shareholders’ equity	¥6,050,267	100.0%	¥5,924,168	100.0%	¥6,116,215	100.0%

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006		(UNAUDITED) Six months ended September 30, 2007		Year ended March 31, 2007
Operating revenues:
Wireless services	¥2,174,239		¥2,130,305		¥4,314,140
Equipment sales	209,134		194,812		473,953
Total operating revenues	2,383,373	100.0%	2,325,117	100.0%	4,788,093	100.0%

Operating expenses:
Cost of services (exclusive of items shown separately below)	354,567		382,307		766,960
Cost of equipment sold (exclusive of items shown separately below)	552,274		569,455		1,218,694
Depreciation and amortization	347,685		364,338		745,338
Selling, general and administrative	611,958		600,521		1,283,577
Total operating expenses	1,866,484	78.3%	1,916,621	82.4%	4,014,569	83.8%

Operating income	516,889	21.7%	408,496	17.6%	773,524	16.2%

Other income (expense):
Interest expense	(2,807)		(3,068)		(5,749)
Interest income	644		986		1,459
Other, net	5,541		4,436		3,709
Total other income (expense)	3,378	0.1%	2,354	0.1%	(581)	(0.1)%

Income before income taxes	520,267	21.8%	410,850	17.7%	772,943	16.1%

Income taxes:
Current	130,605		172,173		237,734
Deferred	79,938		(7,028)		75,945
Total income taxes	210,543	8.8%	165,145	7.1%	313,679	6.5%
Equity in net income (losses) of affiliates	131	0.0%	874	0.0%	(1,941)	(0.0)%
Minority interests in consolidated subsidiaries	(35)	(0.0)%	(69)	(0.0)%	(45)	(0.0)%

Net Income	¥309,820	13.0%	¥246,510	10.6%	¥457,278	9.6%

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,768)		3,089		(15,763)
Net revaluation of financial instruments, net of applicable taxes	10		17		34
Foreign currency translation adjustment, net of applicable taxes	(1,075)		2,310		1,103
Pension liability adjustment, net of applicable taxes	—		(366)		—
Minimum pension liability adjustment, net of applicable taxes	69		—		5,562

Comprehensive income:	¥303,056	12.7%	¥251,560	10.8%	¥448,214	9.4%

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,224,198		43,305,664		43,985,082

Basic and diluted earnings per share (Yen)	¥7,005.67		¥5,692.33		¥10,396.21

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Year ended March 31, 2007
Common stock:
At beginning of period	¥949,680	¥949,680	¥949,680

At end of period	949,680	949,680	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,135,958	1,311,013
Retirement of treasury stock	—	—	(175,055)

At end of period	1,311,013	1,135,958	1,135,958

Retained earnings:
At beginning of period	2,212,739	2,493,155	2,212,739
Cash dividends	(88,949)	(87,187)	(176,862)
Net income	309,820	246,510	457,278

At end of period	2,433,610	2,652,478	2,493,155

Accumulated other comprehensive income:
At beginning of period	26,781	12,874	26,781
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,768)	3,089	(15,763)
Net revaluation of financial instruments, net of applicable taxes	10	17	34
Foreign currency translation adjustment, net of applicable taxes	(1,075)	2,310	1,103
Pension liability adjustment, net of applicable taxes	—	(366)	—
Minimum pension liability adjustment, net of applicable taxes	69	—	5,562
Adjustment to initially apply SFAS No.158, net of applicable taxes	—	—	(4,843)

At end of period	20,017	17,924	12,874

Treasury stock, at cost:
At beginning of period	(448,196)	(430,364)	(448,196)
Purchase of treasury stock	(89,997)	(102,997)	(157,223)
Retirement of treasury stock	—	—	175,055

At end of period	(538,193)	(533,361)	(430,364)

Total shareholders’ equity	¥4,176,127	¥4,222,679	¥4,161,303

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006	(UNAUDITED) Six months ended September 30, 2007	Year ended March 31, 2007
I Cash flows from operating activities:
1. Net income	¥309,820	¥246,510	¥457,278
2. Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization	347,685	364,338	745,338
(2) Deferred taxes	79,922	(6,976)	74,987
(3) Loss on sale or disposal of property, plant and equipment	14,200	13,769	55,708
(4) Equity in net (income) losses of affiliates	(390)	(1,317)	2,791
(5) Minority interests in consolidated subsidiaries	35	69	45
(6) Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(203,944)	80,315	(262,032)
(Decrease) increase in allowance for doubtful accounts	(589)	546	(1,600)
Decrease (increase) in inventories	23,194	(12,365)	83,716
(Increase) decrease in prepaid expenses and other current assets	(70,384)	12,421	(39,254)
(Decrease) in accounts payable, trade	(191,336)	(169,702)	(42,013)
(Decrease) increase in accrued income taxes	(47,111)	75,376	(100,197)
(Decrease) increase in other current liabilities	(19,640)	(3,368)	534
Increase in liability for employees’ retirement benefits	3,573	3,940	379
Increase (decrease) in other long-term liabilities	6,792	15,482	(26,241)
Other, net	7,126	9,398	31,159

Net cash provided by operating activities	258,953	628,436	980,598

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(414,117)	(271,513)	(735,650)
2. Purchases of intangible and other assets	(97,847)	(120,677)	(213,075)
3. Purchases of non-current investments	(17,221)	(70,280)	(41,876)
4. Proceeds from sale and redemption of non-current investments	48	50,454	50,594
5. Purchases of short-term investments	(2,157)	(4,065)	(3,557)
6. Redemption of short-term investments	1,436	1,360	4,267
7. Long-term bailment for consumption to a related party	—	50,000	—
8. Other, net	(195)	(499)	(8,354)

Net cash used in investing activities	(530,053)	(365,220)	(947,651)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,323)	(98,200)	(193,723)
2. Proceeds from short-term borrowings	8,228	4,669	18,400
3. Repayment of short-term borrowings	(8,276)	(4,667)	(18,450)
4. Principal payments under capital lease obligations	(1,882)	(1,607)	(3,621)
5. Payments to acquire treasury stock	(89,997)	(102,997)	(157,223)
6. Dividends paid	(88,949)	(87,187)	(176,862)
7. Other, net	(1)	(2)	(2)

Net cash used in financing activities	(323,200)	(289,991)	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents	33	1,220	872

V Net increase (decrease) in cash and cash equivalents	(594,267)	(25,555)	(497,662)
VI Cash and cash equivalents at beginning of period	840,724	343,062	840,724

VII Cash and cash equivalents at end of period	¥246,457	¥317,507	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥910	¥20,344	¥925
Cash paid during the period for:
Interest	3,060	2,965	6,203
Income taxes	219,149	97,335	359,861
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,952	1,566	3,530
Retirement of treasury stock	—	—	175,055

Notes to Unaudited Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1) Adoption of a new accounting standard

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, DoCoMo applied the Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of FIN 48 did not have a material impact on DoCoMo’s results of operations and financial position.

(2) Significant accounting policies

Use of estimates

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for doubtful accounts

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.

Inventories

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment is stated at cost and includes interest cost incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities and other investments

DoCoMo accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Equity securities whose fair values are not readily determinable and restricted stock are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”, and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment. If the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities

DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and No. 149.

Employees’ retirement benefit plans

Effective March 31, 2007, in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS No. 87, 88, 106, and 132R”, DoCoMo recognizes the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Unrecognized prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service period of employees on a straight-line basis.

Revenue recognition

Basic monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Out of the unused allowance in a month, DoCoMo defers the revenues based on the portion which is estimated to be used in following two months. As for the portion which is estimated to expire, effective April 1, 2006, DoCoMo recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Income taxes

Income taxes are accounted for in accordance with SFAS No.109 “Accounting for Income Taxes”.

(3) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2007.

2. Segment reporting:

Segment information for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 is as follows:

	Millions of yen
Six months ended September 30, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,349,677	¥13,221	¥20,475	¥2,383,373
Operating expenses	1,822,494	17,253	26,737	1,866,484

Operating income (loss)	¥527,183	¥(4,032)	¥(6,262)	¥516,889

	Millions of yen
Six months ended September 30, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,295,976	¥7,143	¥21,998	¥2,325,117
Operating expenses	1,862,036	19,178	35,407	1,916,621

Operating income (loss)	¥433,940	¥(12,035)	¥(13,409)	¥408,496

	Millions of yen
Year ended March 31, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	4,014,569

Operating income (loss)	¥803,671	¥(15,383)	¥(14,764)	¥773,524

DoCoMo does not disclose geographical segments since the amounts of operating revenues generated outside Japan are immaterial.

3. Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2006 and 2007, and March 31, 2007 comprised the following:

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Marketable securities:
Available-for-sale	¥317,469	¥234,792	¥268,528
Other investments	92,541	140,369	92,853

Sub-total	410,010	375,161	361,381

Less: Available-for-sale debt securities classified as “Short-term investments“	(100,040)	(49,980)	(99,925)

Marketable securities and other investments (Non-current)	¥309,970	¥325,181	¥261,456

Maturities of debt securities classified as available-for-sale at September 30, 2007 are as follows:

	Millions of yen
	September 30, 2007
	Carrying amounts	Fair value
Due within 1 year	49,980	49,980
Due after 1 year through 5 years	5	5
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	49,985	49,985

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security at September 30, 2006 and 2007, and March 31, 2007 are as follows:

	Millions of yen
	September 30, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥129,379	¥39,571	¥1,406	¥167,544
Debt securities	150,184	0	259	149,925

	Millions of yen
	September 30, 2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥158,760	¥34,206	¥8,159	¥184,807
Debt securities	50,015	0	30	49,985

	Millions of yen
	March 31, 2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥147,998	¥21,585	¥985	¥168,598
Debt securities	100,076	0	146	99,930

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 are as follows:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Proceeds	¥53	¥454	¥448
Gross realized gains	12	403	314
Gross realized losses	(118)	(0)	(118)

Other investments include long-term investments in various privately held companies and restricted stock. The aggregate carrying amount of DoCoMo’s cost method investments included in other investments totaled ¥92,516 million, ¥140,327 million and ¥92,818 million as of September 30, 2006 and 2007, and March 31, 2007, respectively.

4. Other footnotes to unaudited financial statements:

Disbursement of substitutional portion of the National Welfare Pension Plan

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”). On July 1, 2007, the NTT Plan was granted an approval by the Japanese government, which permitted the NTT Plan to be released from the past obligation to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan. No accounting should be recognized until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on DoCoMo’s result of operations and financial position will be. If the amount equivalent to the substitutional portion had been repaid on March 31, 2007, the estimated amount of such effect on DoCoMo’s results of operations would have been approximately ¥25.0 billion.

5. Subsequent event:

Introduction of two new sales schemes

On October 26, 2007, DoCoMo determined that it will introduce two types of new sales schemes, which are scheduled to be applied to the handsets to be released on and after November 26, 2007. “Value Course” enables customers to subscribe to new billing plans with discounted basic monthly charges compared to the current billing plans by purchasing certain handsets specified by DoCoMo in advance. Installment payment for the handset will be available in this “Value Course”. “Basic Course” provides customers with subsidy for handset purchase if he/she is committed to using the purchased handset, which is specified by DoCoMo in advance, for at least two years, where the current billing plans will be applied.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2007		March 31, 2007
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses Property, plant and equipment	¥1,144,744		¥1,072,178		¥1,110,482
Machinery and equipment	480,788		435,374		454,641
Antenna facilities	156,612		160,045		159,365
Satellite mobile communications facilities	5,273		4,081		4,602
Buildings	221,952		211,109		217,072
Tools, furniture and fixtures	109,466		99,772		110,115
Land	101,106		101,071		101,065
Construction in progress	35,774		27,745		30,141
Other fixed assets	33,769		32,978		33,477
Intangible assets	493,892		510,829		513,210
Software	448,024		465,053		475,196
Other intangible assets	45,868		45,776		38,014
Total non-current assets for telecommunication businesses	1,638,637		1,583,008		1,623,692
Investments and other assets
Investment securities	323,291		376,309		287,507
Shares of affiliated companies	637,903		636,876		634,820
Other investments in affiliated companies	572		578		578
Contributions in affiliates companies	5,399		5,627		5,651
Deferred tax assets	41,696		29,971		38,764
Other investments and other assets	89,932		43,744		94,500
Allowance for doubtful accounts	(498)		(466)		(498)
Total investment and other assets	1,098,297		1,092,642		1,061,325

Total non-current assets	2,736,934	68.1%	2,675,650	68.2%	2,685,017	65.9%

Current assets:
Cash and bank deposits	210,916		232,557		293,926
Notes receivable	—		—		20
Accounts receivable, trade	429,115		389,361		422,889
Accounts receivable, other	220,101		202,700		278,692
Inventories and supplies	114,844		80,077		76,568
Deferred tax assets	24,852		26,569		30,829
Other current assets	288,575		324,516		293,192
Allowance for doubtful accounts	(5,494)		(5,652)		(5,064)

Total current assets	1,282,910	31.9%	1,250,129	31.8%	1,391,054	34.1%

Total assets	¥4,019,845	100.0%	3,925,780	100.0%	¥4,076,072	100.0%

	Millions of yen
	(UNAUDITED) September 30, 2006		(UNAUDITED) September 30, 2007		March 31, 2007
LIABILITIES
Long-term liabilities:
Bonds	¥388,485		¥378,000		¥378,000
Long-term borrowings	114,000		67,000		93,000
Liability for employees’ retirement benefits	58,072		47,158		55,377
Reserve for point loyalty programs	48,515		43,049		40,293
Provision for loss on PHS business	2,064		10,434		1,776
Other long-term liabilities	2,000		1,761		1,939

Total long-term liabilities	613,138	15.3%	547,405	13.9%	570,387	14.0%

Current liabilities:
Current portion of long-term borrowings	149,200		57,485		129,685
Accounts payable, trade	206,099		136,795		259,297
Accounts payable, other	181,058		198,347		239,523
Accrued income taxes	6,612		58,043		9,127
Deposits received	265,155		294,480		320,081
Other current liabilities	49,377		42,453		39,802

Total current liabilities	857,502	21.3%	787,606	20.1%	997,518	24.5%

Total liabilities	¥1,470,640	36.6%	¥1,335,011	34.0%	¥1,567,905	38.5%

NET ASSETS
Shareholders’ equity
Common stock	¥949,679	23.6%	¥949,679	24.2%	¥949,679	23.3%
Capital surplus
Capital legal reserve	292,385		292,385		292,385
Other capital surplus	971,190		796,136		796,136
Total capital surplus	1,263,575	31.4%	1,088,521	27.8%	1,088,521	26.7%
Earned surplus
Earned legal reserve	4,099		4,099		4,099
Other earned surplus
Accelerated depreciation reserve	16,488		10,559		10,559
General reserve	358,000		358,000		358,000
Earned surplus brought forward	468,088		672,345		502,990
Total earned surplus	846,676	21.1%	1,045,005	26.6%	875,649	21.5%
Treasury stock	(538,192)	(13.4)%	(533,360)	(13.6)%	(430,364)	(10.6)%

Total shareholders’ equity	2,521,739	62.7%	2,549,844	65.0%	2,483,486	60.9%

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	26,858	0.7%	40,650	1.0%	24,171	0.6%
Deferred gains or losses on hedges	607	0.0%	273	0.0%	509	0.0%

Total valuation and translation adjustments	27,465	0.7%	40,924	1.0%	24,681	0.6%

Total net assets	¥2,549,204	63.4%	¥2,590,769	66.0%	¥2,508,167	61.5%

Total liabilities and net assets	¥4,019,845	100.0%	¥3,925,780	100.0%	¥4,076,072	100.0%

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2006		(UNAUDITED) Six months ended September 30, 2007		Year ended March 31, 2007
Telecommunication businesses
Operating revenues	¥1,015,306	79.6%	¥998,443	78.6%	¥2,015,114	77.5%
Operating expenses	772,797	60.6%	806,875	63.5%	1,641,169	63.2%
Operating income from telecommunication businesses	242,508	19.0%	191,567	15.1%	373,944	14.3%
Supplementary businesses
Operating revenues	259,654	20.4%	271,536	21.4%	583,609	22.5%
Operating expenses	253,975	19.9%	260,151	20.5%	566,566	21.8%
Operating income from supplementary businesses	5,678	0.5%	11,384	0.9%	17,043	0.7%

Total operating income	¥248,187	19.5%	¥202,952	16.0%	¥390,988	15.0%

Non-operating revenues	251,726	19.7%	142,819	11.2%	301,243	11.6%
Non-operating expenses	10,675	0.8%	11,473	0.9%	38,064	1.5%

Recurring profit	¥489,238	38.4%	¥334,299	26.3%	¥654,167	25.1%

Special profit
Gain on liquidation of subsidiaries	17,298	1.4%	—	—	22,317	0.9%
Gain on disbursement of substitutional portion of the National Welfare Pension Plan	—	—	9,091	0.7%	—	—
Income before income taxes	506,537	39.8%	343,390	27.0%	676,485	26.0%
Income taxes-current	15,600	1.2%	84,900	6.7%	69,800	2.7%
Income taxes-deferred	87,231	6.9%	1,947	0.1%	86,093	3.3%

Net income	¥403,705	31.7%	¥256,542	20.2%	¥520,592	20.0%

Note: The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

3.	Non-consolidated Statement of Changes in Net Assets

Six months ended September 30, 2006 (April 1, 2006 - September 30, 2006)

	(Millions of yen)
	Shareholders’ equity
	Capital surplus			Earned surplus					Total earned surplus	Treasury stock	Total shareholders’ equity
	Common stock	Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	(448,195)	2,297,083

Changes during the semi-annual period
Addition for accelerated depreciation reserve (*)						6,502		(6,502)	—		—
Reversal of accelerated depreciation reserve (*)						(4,876)		4,876	—		—
Dividends from surplus (*)								(88,948)	(88,948)		(88,948)
Directors’ and corporate auditors’ bonus (*)								(104)	(104)		(104)
Net income								403,705	403,705		403,705
Purchase of treasury stock										(89,996)	(89,996)
Net changes other than shareholders’ equity

The total amount of changes during the semi-annual period	—	—	—	—	—	1,625	—	313,027	314,652	(89,996)	224,655

Balance as of September 30, 2006	949,679	292,385	971,190	1,263,575	4,099	16,488	358,000	468,088	846,676	(538,192)	2,521,739

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of March 31, 2006	25,952	—	25,952	2,323,036

Changes during the semi-annual period
Addition for accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve (*)				—
Dividends from surplus (*)				(88,948)
Directors’ and corporate auditors’ bonus (*)				(104)
Net income				403,705
Purchase of treasury stock				(89,996)
Net changes other than shareholders’ equity	905	607	1,512	1,512

The total amount of changes during the semi-annual period	905	607	1,512	226,168

Balance as of September 30, 2006	26,858	607	27,465	2,549,204

(*)	Items approved in the shareholders’ meeting held in June 2006.

Six months ended September 30, 2007 (April 1, 2007 - September 30, 2007)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders' equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486

Changes during the semi-annual period
Dividends from surplus								(87,187)	(87,187)		(87,187)
Net income								256,542	256,542		256,542
Purchase of treasury stock										(102,996)	(102,996)
Net changes other than shareholders’ equity

The total amount of changes during the semi-annual period	—	—	—	—	—	—	—	169,355	169,355	(102,996)	66,358

Balance as of September 30, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	672,345	1,045,005	(533,360)	2,549,844

	Valuation and translation adjustments
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2007	24,171	509	24,681	2,508,167

Changes during the semi-annual period
Dividends from surplus				(87,187)
Net income				256,542
Purchase of treasury stock				(102,996)
Net changes other than shareholders’ equity	16,479	(236)	16,243	16,243

The total amount of changes during the semi-annual period	16,479	(236)	16,243	82,602

Balance as of September 30, 2007	40,650	273	40,924	2,590,769

Fiscal year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	(448,195)	2,297,083

Changes during the annual period
Addition for accelerated depreciation reserve (*)						6,502		(6,502)	—		—
Reversal of accelerated depreciation reserve (*)						(4,876)		4,876	—		—
Reversal of accelerated depreciation reserve						(5,929)		5,929	—		—
Dividends from surplus (*)								(88,948)	(88,948)		(88,948)
Dividends from surplus (interim dividends)								(87,913)	(87,913)		(87,913)
Directors’ and corporate auditors’ bonus (*)								(104)	(104)		(104)
Net income								520,592	520,592		520,592
Purchase of treasury stock										(157,223)	(157,223)
Retirement of treasury stock			(175,054)	(175,054)						175,054	—
Net changes other than shareholders’ equity

The total amount of changes during the annual period	—	—	(175,054)	(175,054)	—	(4,303)	—	347,929	343,625	17,831	186,402

Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of March 31, 2006	25,952	—	25,952	2,323,036

Changes during the annual period
Addition for accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus (*)				(88,948)
Dividends from surplus (interim dividends)				(87,913)
Directors’ and corporate auditors’ bonus (*)				(104)
Net income				520,592
Purchase of treasury stock				(157,223)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(1,781)	509	(1,271)	(1,271)

The total amount of changes during the annual period	(1,781)	509	(1,271)	185,130

Balance as of March 31, 2007	24,171	509	24,681	2,508,167

(*)	Items approved in the shareholders’ meeting held in June 2006.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are determined by estimation and the residual values of the assets are determined substantially.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis. The useful lives of the assets are determined by estimation.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of certain assets

(1)	Securities

Debt securities which the Company has the positive intent and ability to hold to maturity are carried at amortized cost.

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period. The holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of net assets. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative instruments

Derivative instruments are stated at fair value as of the end of the semi-annual period.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.	Accounting for allowances

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the semi-annual period.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.

(Additional information)

The Company participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”). On July 1, 2007, the NTT Plan was granted an approval by the Japanese government, which permitted the NTT Plan to be released from the past obligation to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan. This approval resulted in recognition of “gain on disbursement of substitutional portion of the National Welfare Pension Plan” of ¥9,091 million as special profit in the Company’s non-consolidated statements of income during the six months ended September 30, 2007.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(4)	Provision for losses on PHS business

In order to provide for the losses resulting from the PHS business, the Company reserves a necessary amount for the estimated future losses.

4.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:

(a)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:

Interest rate swap contracts	Corporate bonds
Foreign currency swap contracts	Bonds in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for supplementary businesses, whose amount is immaterial, are included in those used in telecommunication businesses.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	September 30, 2006	September 30, 2007	March 31, 2007
Accumulated depreciation	1,689,120	1,837,997	1,748,430

3.	Due to the effect of bank closures which fell on the end of this semi-annual period, a portion of cash transfer to and among the Company and its eight regional subsidiaries, as well as settlement of access charges between the Company and other network operators, was processed on October 1, 2007. As a result, accounts receivable (trade) increased by ¥106,459 million, accounts payable (trade) increased by ¥20,673 million, deposits received decreased by ¥116,644 million, and cash and bank deposits decreased by ¥202,430 million as of September 30, 2007.

4.	Accounts payable, other, as of September 30, 2006 and September 30, 2007 includes consumption tax payable, net, of ¥7,698 million and ¥9,362 million, respectively.

5.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥358 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$308 thousand (¥4 million) of its indemnity outstanding as of September 30, 2007.

Notes to Non-consolidated Statements of Income:

1.	Depreciation and amortization expense included in operating expenses:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Property, plant and equipment	102,975	106,561	227,100
Intangible assets	86,212	90,834	174,958

2.	Major components of non-operating revenues:

	Millions of yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Dividends received	249,593	137,917	295,319

3.	Major components of non-operating expenses:

Six months ended September 30, 2006:
Loss on write-off of inventories	¥ 6,928 million
Interest expenses (including bond interest)	¥ 2,816 million

Six months ended September 30, 2007:
Impairment of investment securities	¥ 6,250 million
Interest expenses (including bond interest)	¥ 3,605 million

Year ended March 31, 2007:
Loss on write-off of inventories	¥ 19,308 million
Impairment of investment securities	¥ 8,083 million

4.	Income taxes

Current and deferred income taxes for this semi-annual period were calculated considering addition and reversal of accelerated depreciation reserve which are expected to be implemented at the end of the fiscal year ending March 31, 2008.

Notes to Non-consolidated Statement of Changes in Net Assets:

1.	The class and number of the treasury stock (six months ended September 30, 2006)

Class of treasury stock	Common stock
As of March 31, 2006	2,335,772.84 shares
Increase during the six months ended September 30, 2006	517,484.72 shares
Decrease during the six months ended September 30, 2006	—
As of September 30, 2006	2,853,257.56 shares

Note:    The number of treasury stock increased due to share repurchase in the market and repurchase of fractional shares.

2.	The class and number of the treasury stock (six months ended September 30, 2007)

Class of treasury stock	Common stock
As of March 31, 2007	2,286,355.80 shares
Increase during the six months ended September 30, 2007	528,988.86 shares
Decrease during the six months ended September 30, 2007	—
As of September 30, 2007	2,815,344.66 shares

Note:    The number of treasury stock increased due to share repurchase in the market and repurchase of fractional shares.

3.	The class and number of the treasury stock (year ended March 31, 2007)

Class of treasury stock	Common stock
As of March 31, 2006	2,335,772.84 shares
Increase during the year ended March 31, 2007	880,582.96 shares
Decrease during the year ended March 31, 2007	930,000.00 shares
As of March 31, 2007	2,286,355.80 shares

Note: The number of treasury stock increased due to share repurchase in the market and repurchase of fractional shares and decreased due to retirement of treasury stock.

Marketable Securities:

For the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, there were no subsidiaries’ or affiliates’ shares directly owned by the Company that had readily a determinable fair value.

Subsequent event:

Introduction of new sales schemes

On October 26, 2007, the Company determined that it will introduce two types of new sales schemes, which are scheduled to be applied to the handsets to be released on and after November 26, 2007. “Value Course” enables customers to subscribe to new billing plans with discounted basic monthly charges compared to the current billing plans by purchasing certain handsets specified by the Company in advance. Installment payment for the handset will be available in this “Value Course”. “Basic Course” provides customers with subsidy for handset purchase if he/she is committed to using the purchased handset, which is specified by the Company in advance, for at least two years, where the current billing plans will be applied.

Reorganization of the regional subsidiaries

On October 26, 2007, the Company determined that it will reorganize its group structure by integrating its wholly-owned eight regional subsidiaries with the Company to consolidate the group’s nationwide business operations under a single entity, which is scheduled to be completed sometime during the second quarter of the fiscal year ending March 31, 2009. Because the details of the schedule, method and process of the reorganization are subject to future internal discussion and approval, the Company is unable to estimate the impact of such reorganization on its results of operations and financial position in subsequent fiscal years at this time.

(Eight regional subsidiaries of the Company)

NTT DoCoMo Hokkaido, Inc.

NTT DoCoMo Tohoku, Inc.

NTT DoCoMo Tokai, Inc.

NTT DoCoMo Hokuriku, Inc.

NTT DoCoMo Kansai, Inc.

NTT DoCoMo Chugoku, Inc.

NTT DoCoMo Shikoku, Inc.

NTT DoCoMo Kyushu, Inc.

(APPENDIX 1)

Operation Data for First Six Months of Fiscal Year Ending March 31, 2008

		(Ref.) Fiscal Year Ended Mar. 31, 2007 Full-year Results	Fiscal Year Ending Mar. 31, 2008 First Six Months (Apr.-Sep. 2007) Results	First Quarter (Apr.-Jun. 2007) Results	Second Quarter (Jul.-Sep. 2007) Results	[Ref.] Fiscal Year Ending Mar. 31, 2008 Full-year Forecast [Revised]

Cellular
Subscriptions	thousands	52,621	52,942	52,846	52,942	53,480
FOMA	thousands	35,529	40,043	37,854	40,043	43,980
mova	thousands	17,092	12,899	14,991	12,899	9,490
Market share (1) (2)%		54.4	53.3	53.9	53.3	—
Net increase from previous period (2)	thousands	1,477	321	225	96	850
FOMA (2)	thousands	12,066	4,513	2,325	2,188	8,450
mova (2)	thousands	(10,589)	(4,193)	(2,100)	(2,092)	(7,600)
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,700	6,550	6,560	6,550	6,430
Voice ARPU (4)	yen/month/contract	4,690	4,390	4,440	4,340	4,210
Packet ARPU	yen/month/contract	2,010	2,160	2,120	2,210	2,220
i-mode ARPU	yen/month/contract	1,990	2,140	2,090	2,180	2,190
ARPU generated from international services (5)	yen/month/contract	50	70	60	70	70
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,160	2,320	2,270	2,360	2,370
Aggregate ARPU (FOMA) (3)	yen/month/contract	7,860	7,320	7,370	7,270	7,070
Voice ARPU (4)	yen/month/contract	5,070	4,640	4,710	4,570	4,400
Packet ARPU	yen/month/contract	2,790	2,680	2,660	2,700	2,670
i-mode ARPU	yen/month/contract	2,750	2,650	2,630	2,660	2,630
ARPU generated from international services (5)	yen/month/contract	80	90	80	90	90
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	2,830	2,750	2,730	2,770	2,740
Aggregate ARPU (mova ) (3)	yen/month/contract	5,180	4,530	4,600	4,440	4,360
Voice ARPU (4)	yen/month/contract	4,190	3,740	3,800	3,660	3,600
i-mode ARPU	yen/month/contract	990	790	800	780	760
ARPU generated from international services (5)	yen/month/contract	20	10	10	10	20
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,160	970	970	960	940
MOU (FOMA+mova) (3)	minute/month/contract	144	140	140	140	—
MOU (FOMA) (3)	minute/month/contract	175	160	161	159	—
MOU (mova) (3)	minute/month/contract	104	87	89	84	—
Churn Rate (2)%		0.78	0.90	0.85	0.94	—
2 in1 Subscriptions (6)	thousands	—	152	67	152	—
Communication Module Service Subscriptions (7)	thousands	1,027	1,247	1,140	1,247	1,390
FOMA Ubiquitous plan (8)	thousands	277	509	392	509	—
DoPa Single Service (9)	thousands	750	738	748	738	—
Prepaid Subscriptions (9)	thousands	45	42	43	42	—
i-mode
Subscriptions	thousands	47,574	47,759	47,725	47,759	48,170
FOMA	thousands	34,052	37,972	36,089	37,972	—
i-appli compatible (10)	thousands	38,800	39,523	39,206	39,523	—
i-mode Subscription Rate (2)%		90.4	90.2	90.3	90.2	90.1
Net increase from previous period	thousands	1,214	185	151	34	590
i-mode Flat-rate Packet Communication Plan Subscriptions (11)	thousands	9,563	11,267	10,455	11,267	—
i-channel Subscriptions	thousands	10,580	13,874	12,272	13,874	—
Percentage of Packets Transmitted
Web	%	98	98	98	98	—
Mail	%	2	2	2	2	—
Others
PHS Subscriptions	thousands	453	310	374	310	—
DCMX Subscriptions (12)	thousands	2,090	3,750	2,850	3,750	5,170

*	Please refer to the attached sheet (P.43) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Services subscriptions.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	Inclusive of circuit-switched data communications
(5)	Inclusive of Voice Communications and Packet Communications
(6)	Not included in Cellular subscriptions nor FOMA subscriptions
(7)	Included in total cellular subscriptions
(8)	Included in FOMA subscriptions
(9)	Included in mova subscriptions
(10)	Sum of FOMA handsets and mova handsets
(11)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions
(12)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)

Definition and Calculation Methods of ARPU and MOU

1. Definition of ARPU and MOU

i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per user.

2. ARPU Calculation Methods

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges)} / No. of active cellular phone subscriptions (FOMA+mova)

i-mode ARPU (FOMA+mova) 2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) 3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

i-mode ARPU2 (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

ARPU generated purely from i-mode (FOMA) 3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)

i-mode ARPU (mova) 2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)

ARPU generated purely from i-mode (mova) 3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)

iv)	ARPU (PHS)

ARPU (PHS): ARPU (PHS) Related Revenues (monthly charges, voice communication charges) / No. of active PHS subscriptions

3. Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2008 (revised forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2008 (Revised Forecasts)	Year ended March 31, 2007	Six months ended September 30, 2006	Six months ended September 30, 2007
a. EBITDA	¥1,595.0	¥1,574.6	¥878.8	¥786.6

Depreciation and amortization	(772.0)	(745.3)	(347.7)	(364.3)
Losses on sale or disposal of property, plant and equipment	(43.0)	(55.7)	(14.2)	(13.8)

Operating income	780.0	773.5	516.9	408.5

Other income (expense)	5.0	(0.6)	3.4	2.4
Income taxes	(309.0)	(313.7)	(210.5)	(165.1)
Equity in net income (losses) of affiliates	—	(1.9)	0.1	0.9
Minority interests in consolidated subsidiaries	—	(0.0)	(0.0)	(0.1)

b. Net income	476.0	457.3	309.8	246.5

c. Total operating revenues	4,667.0	4,788.1	2,383.4	2,325.1

EBITDA margin (=a/c)	34.2%	32.9%	36.9%	33.8%
Net income margin (=b/c)	10.2%	9.6%	13.0%	10.6%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2008 (Revised Forecasts)	Year ended March 31, 2007	Six months ended September 30, 2006	Six months ended September 30, 2007
a. Operating income	¥780.0	¥773.5	¥516.9	¥408.5
b. Operating income after taxes {=a*(1-effective tax rate)} (effective tax rate:40.9%)	461.0	457.2	305.5	241.4
c. Capital employed	4,790.6	4,804.3	4,837.5	4,745.5

ROCE before taxes (=a/c)	16.3%	16.1%	10.7%	8.6%
ROCE after taxes (=b/c)	9.6%	9.5%	6.3%	5.1%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + short-term borrowings + Long-term debt

3. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2008 (Revised Forecasts)	Year ended March 31, 2007	Six months ended September 30, 2006	Six months ended September 30, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥460.0	¥192.2	¥(48.4)	¥168.9

Irregular factors (1)	210.0	(210.0)	(222.0)	(3.0)
Changes of investments for cash management purposes (2)	—	50.7	(0.7)	97.3

Free cash flows	670.0	32.9	(271.1)	263.2

Net cash used in investing activities	(830.0)	(947.7)	(530.1)	(365.2)
Net cash provided by operating activities	1,500.0	980.6	259.0	628.4

Note: (1)	Irregular factors represent the effects of uncollected revenues due to bank closures at the end of the fiscal period. Irregular factors during the six months ended September 30, 2007 was the net effect of bank closures as of March 31, 2007 and September 30, 2007.

(2)	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007 includes changes in investments for cash management purposes. However, the effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2008 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2008 (Revised Forecasts)	Year ended March 31, 2007	Six months ended September 30, 2006	Six months ended September 30, 2007
a. Shareholders’ equity	—	¥4,161.3	¥4,176.1	¥4,222.7
b. Market value of total share capital	—	9,503.4	8,000.1	7,062.6
c. Total assets	—	6,116.2	6,050.3	5,924.2

Equity ratio (=a/c)	—	68.0%	69.0%	71.3%
Market equity ratio (=b/c)	—	155.4%	132.2%	119.2%

Note: (1)	Market equity ratio for the year ending March 31, 2008 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

(2)	Market value of total share capital = closing price of share as of the end of the period multiplied by the number of outstanding shares as of the end of the period. The number of outstanding shares exclude treasury shares, which were previously included in the number of outstanding shares in the prior fiscal year. As a result, certain reclassifications are made to the figure for the six months ended September 30, 2006.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	¥107.2	¥9.1	¥9.2	¥5.9

NTT DoCoMo Tohoku, Inc.	169.7	25.1	25.0	15.5

NTT DoCoMo, Inc.	1,269.9	202.9	334.2	256.5

NTT DoCoMo Tokai, Inc.	300.4	34.2	34.5	22.9

NTT DoCoMo Hokuriku, Inc.	59.4	6.8	6.9	4.4

NTT DoCoMo Kansai, Inc.	440.1	48.2	48.6	30.4

NTT DoCoMo Chugoku, Inc.	149.2	19.4	19.3	12.1

NTT DoCoMo Shikoku, Inc.	85.1	10.7	11.0	6.9

NTT DoCoMo Kyushu, Inc.	299.3	39.1	39.1	24.2

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. NTT DoCoMo, Inc. RESULTS FOR THE SIX MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2008 October 26, 2007

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
1
1
/31
Forward-Looking Statements
This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscribers, retention of existing subscribers and ARPU, or may lead to an increase in our costs and expenses.
2. The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.
3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.
6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.
8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9. Inadequate handling of confidential business information, including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.
11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of services, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. FY2007 First Half Results Highlights

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
3
3
/31
US GAAP
- 34.2
-3.1points
33.8 36.9
EBITDA Margin
(%) *
36.7%
460.0 - 168.9 -48.4
Adjusted Free Cash Flow
(Billions of yen) **
50.9%
4,060.0 -2.2% 2,066.5 2,112.4
Cellular Services Revenues
(Billions of yen)
Progress to
forecast
(2)/(3)
2008/3
(Full-year forecast)
(3)
Revised
Changes
(1) (2)
2007/4-9
(1H) (2)
2006/4-9
(1H) (1)
1,595.0
476.0
785.0
780.0
4,667.0
52.3%
-21.0% 410.9 520.3
Income Before Income Taxes
(Billions of yen)
52.4%
-21.0% 408.5 516.9
Operating Income
(Billions of yen)
49.8%
-2.4% 2,325.1 2,383.4
Operating Revenues
(Billions of yen)
49.3%
-10.5% 786.6 878.8
EBITDA
(Billions of yen)*
51.8%
-20.4% 246.5 309.8
Net Income
(Billions of yen)
Consolidated financial statements in this document are unaudited.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 31 and the IR page of our website, www.nttdocomo.co.jp.
**Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.
FY2007 1H Financial Results Highlights

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
4
4
/31
FY2007 1H Results Highlights
Operating income:
¥408.5 billion, down ¥108.4 billion year-on-year
·
Progress to FY2007 full-year forecast: 52.4%
Operating revenues:
Down ¥58.3 billion year-on-year
·
Cellular services revenues: Down ¥45.8 billion year-on-year
(Inclusive of ¥29.3 billion impact of accounting change in FY2006/1H to initially recognize as revenues the portion of “Nikagetsu Kurikoshi”
(two-month carry-over) allowances that are projected to expire)
Operating expenses: Up ¥50.1 billion year-on-year
·
Depreciation/amortization increased ¥16.7 billion year-on-year
(Inclusive of impact of changes in depreciation method)
·
Other expenses rose ¥32.9 billion year-on-year due to growth in
no. of base stations, front-loaded execution of planned advertisements, and increase other revenue-linked expenses in

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
5
5
/31
Cellular (FOMA+mova) ARPU
·
ARPU for FY2007/2Q was 6,550 yen (Down 2.5% year-on-year)
Packet ARPU grew steadily to 2,210 yen (Up 11.6%)
(%) (yen)
6,940
7,050
6,920
6,530
6,900*
6,720
6,670
6,720
6,560
6,550
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
Packet ARPU (Left axis)
1,820 1,880 1,880 1,940 1,970 1,980 2,010 2,080 2,120 2,210
(Incl.) i-mode ARPU
1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180
Voice ARPU (Left Axis)
5,120 5,170 5,040 4,780 4,930 4,740 4,660 4,450 4,440 4,340
International service ARPU
30 (Incl.) 40 (Incl.) 40 (Incl.) 40 (Incl.) 50 (Incl.) 50 (Incl.) 50 (Incl.) 60 (Incl.) 60 (Incl.) 70 (Incl.)
Year-on-year changes in aggregate ARPU (Right axis)
-6.2 -4.0 -3.5 -2.9 -0.6 -4.7 -3.6 -2.8 -4.9 -2.5
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q)
*The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi (two month carryover)”
allowances that are projected to expire, which are estimated as fellows:
FY2006/1Q (actual): 200 yen
FY2006/full-year (actual): 50 yen
Full-year aggregate ARPU: ¥6, 700
(Down 3.0% year-on-year)
Full-year aggregate ARPU: ¥6,910
(Down 4.0% year-on-year)
YOY changes in aggregate ARPU (excluding the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi (two month carryover)” allowances that are projected to expire)
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of ARPU, please see Slide 30 of this document, “Definition and Calculation Methods of MOU and ARPU”.

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
6
6
/31
0
1,000
2,000
3,000
4,000
5,000
6,000
05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 08/3
·
FOMA subscribers topped 40 million as of Sept. 30, 2007
(75.6% of DoCoMo’s total cellular subscribers)
mova
5,348
4,398
(82.2%)
FOMA subscribers
topped
40 million
4,004
(75.6%)
5,294
5,262
3,553
(67.5%)
5,114
2,346
(45.9%)
(10,000 subs.)
Inclusive of Communication Module Service subscribers
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
FOMA subs.
projected
to reach
80% of total
Subscriber Migration to FOMA
(Forecast)

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
7
7
/31
FY05 full-year churn rate: 0.77%
0.00
0.50
1.00
1.50
2.00
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q)
FY06 full-year churn rate: 0.78%
0.85%
0.97%
0.93%
FY06/2H:0.95%
FY07/1H: 0.90%
0.94%
FY07/1H: 0.90%
Churn Rate
·
Churn rate for FY2007/2Q was 0.94%
(%)
Inclusive of Communication Module Service subscribers
FY2005 FY2006 FY2007

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
8
8
/31
-20
0
20
40
60
80
100
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q)
·
DoCoMo’s market share of net additions in FY2007/2Q was 7.9%
*No. of “2 in 1” subscribers as of Sept. 30, 2007: 152,000
(DoCoMo’s share of net additions calculated inclusive of “2 in 1” subs: 13.9%)
SoftBank SoftBank
KDDI(au+TU-KA)
FY07/1H: 12.9% FY07/1H: 12.9%
FY2005 FY2006
FY2007
Source of data used in calculation: Telecommunications Carriers Association (TCA)
Subscribers of EMOBILE, Ltd. are not included
(%)
FY05 full-year net adds share: 48.4% FY06 full-year net adds share: 30.0%
Market Share of Net Additions

FY2007 Results Prospects and Planned Actions Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
10
10
/31
Revised FY2007 Full-Year Forecasts
-58
4,060
4,118
Cellular service revenues
(Billions of yen)
Changes
(1) (2)
2008/3 (Full year)
Revised forecast
(2)
2008/3 (Full year)
Initial forecast (1)
(Announced 2007/4/27)
±0
780
780
Operating income
(Billions of yen)
-61
4,667
4,728
Operating revenues
(Billions of yen)
n Operating revenues: ¥4,667 billion
n Operating revenues: ¥4,667 billion
(Down ¥61 billion from initial forecast)
· ·
Revised cellular services revenues forecast downwards (Down ¥58 billion)
due to larger-than-expected impact of new discount services and slower-than-expected growth of net additional subscribers.
n Operating expenses: ¥3,887 billion
n Operating expenses: ¥3,887 billion
(Down ¥61 billion from initial forecast)
· ·
Revised revenue-linked expenses forecast downwards (Down ¥48 billion)
in view of introduction of new handset sales model
Highlights Highlights of of Revisions Revisions

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
11
11
/31
New Discount Services
·
New discount services have been well accepted.  Combined no. of new discount services subscribers expected to reach 19 million by Mar. 31, 2008
Increase of Increase of
time-binding contracts contracts
Contribute to future Contribute to future
reduction of churns reduction of churns
Combined subscriber count of “Fami-wari MAX 50”,
“Hitoridemo Discount 50” &  “Office-wari MAX 50” billing plans:
As of Sept. 30, 2007: Over 11 million
(Launched Aug. 22, 2007)
(Launched Sept. 22, 2007)
Sept. 30, 2007
Mar. 31, 2008
(Forecast)
11 million
19 million
(21%*)
(36%*)
* Percentage of “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50”
subscribers to total cellular subscribers

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
12
12
/31
Introduction of New Handset Sales Model -1-
·
Shift from sales incentive model to a new model suited for
mature phase
Shift to a model suitable for
mature phase
Driving force of cellular
market’s rapid expansion
(Lower initial cost)
Sophisticated handsets,
advanced network
Wide adoption of services
Extend handset usage period
Sales Incentive Model
Sense of unfairness due to varying
handset replacement cycles
Lack of transparency resulting from
the model in which carriers recover
incentives by monthly network
service charges
New Sales Model
Suitable for growth phase
Secure fairness &
transparency of prices
(Abolish handset incentives)
Introduce installment
payment system for purchase
of handsets

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
13
13
/31
Introduction of New Handset Sales Model  -2-
·
Introduce two new models for handset sales
·
To be applied to 905i series handsets (planned to go on sale on
Nov. 26, 2007) and subsequent models
Call charge ¥21/30sec
n Free communication allowances
& DoCoMo Points to be provided
as in conventional plans
Lower upfront costs but no discounts on monthly charges
«
Basic charge comparison: Case of “Type SS” plan
»
Type SS
Type SS Value
Add other discounts
:
Call charge ¥21/30sec Call charge ¥21/30 sec
“Value Course”
“Basic Course”
n Handset market price designed for
“Value Course”
n “Value Plan” rates to be applied
n
Time-binding contract for 2 years handset use
n
Offers ¥15,750 discount on handset price (basic handset purchase support)
n Provides subscribers with
option to pay handset price
in installments
Provides uniform discount of ¥1,680/month
on basic monthly charges of conventional billing
plans (before other discounts are applied)
n
Conventional billing plans to be applied
A plan that offers cheaper monthly charges in return for asking subscribers to shoulder initial cost of handset
Discount (44%)
-¥1,680
Free allowances
¥1,050
offered
as in other plans
50% discount
on monthly
charge
-¥1,050
Basic
charge
¥1,050
Basic charge
¥2,100
Free
allowances
¥1,050
Free
allowances
¥1,050
Basic charge
¥3,780
n Other special limited-time offers
n
Other special limited-time offers

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
14
14
/31
Introduction of New Handset Sales Model  -3-
Monthly
charges
Conventional
handset
price
Price
increase
Basic
monthly
charge
Installment
payments
Price Setting Concept of “Value Course”
Offers discount on basic monthly charges in return for upfront costs
Discounts on basic monthly charge will continue, even after user completes the installment payments for the purchase of handset
The longer the handset usage
period, the greater the benefits
Discount on basic
monthly charge
continues
Discount on
basic monthly
charge
Handset
purchase price
Upfront costs
can be lowered by
choosing to pay
in installments
Handset
price for
“Value
Course”
Spread out handset cost payment
over 12 or 24 months
After completion of
installment payment

ファミ割★MAX50

ひとりでも割★50

オフィス割★MAX50

バリューコース

ベーシックコース

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
15
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/31
Introduction of New Handset Sales Model  -4-
·
Shift to a business model suitable for a mature market by offering
“new discount services and new sales models” as a set
Time-binding contracts
for use of network service
Time-binding contracts
for use of cellular handset
New Discount Services New Sales Models

パケ・ホーダイ 定額制
パケ・ホーダイ フル 定額制
Added approx. 3.4 mil subs
in 1 year

Added approx. 8.2 mil subs
in 1 year

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
16
16
/31
0
200
400
600
800
1,000
1,200
1,400
06/9 06/12 07/3 07/6 07/9
08/3(forecast)
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
06/9 06/12 07/3 07/6 07/9
08/3(forecast)
Flat-Rate Business -1-
(10,000 subscribers)
Richer contents
Pake-
hodai
Service
menu
Grow users
1,127
“pake-hodai”
subscription rate **
28%
(As of Sept. 2007)
**: pake-hodai subscription rate= No.of pake-hodai subscribers/Total FOMAsubscribers
*:
Inclusive of “pake-hodai full” subscribers
1,387
“i-channel” subscription
rate
***
46%
(As of Sept. 2007)
n
Boosted data ARPU
i-channel revenue per sub
340 yen/month****
(Equivalent to 80 yen of
data ARPU)
*FY2007/1H Estimate
***: i-channel subscription rate= No. of i-channel subscribers/Total users of compatible handsets
(10,000 subscribers)
No. of “pake-hodai” subscribers *
:
Billing plan No. of “i-channel” subscribers : Contents
“pake-hodai”
subscription rate of
“i-channel” subscribers
Approx.
40%
(As of Sept. 2007)
****: Sum of monthly subscription fee (¥150) and usage-based communication charges

定額 データプラン Just for PC ★ HIGH-SPEED

定額 データプラン Just for PC ★ 64K

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
17
17
/31
·
Launched 2 new flat-rate plans for PC-based mobile data
communications on Oct. 22, 2007
Expand market & reinforce competitiveness
Alternative service to “@
Freed®”
Service available
through HSDPA-
enabled handsets
Unlimited data access at speeds up to
3.6Mbps
Starts from
¥4,000
(minimum) / month
rising on a pay-as-you-go basis
up to
¥10,000
(maximum) / month
Two-tier flat-rate fees
Flat-rate data plan HIGH-SPEED
Flat-rate data plan 64K
¥4,000/month
Unlimited data access at speeds up to
64Kbps
Flat-Rate Business -2-
N904i
P903iX
HIGH-SPEED
F903iX
HIGH-SPEED
N902iX
HIGH-SPEED
L704i
A2502
(excluding tax)
(excluding tax)

Accelerated pace of subscriber acquisition
DCMX
DCMX mini

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
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/31
·
Pace of DCMX subscriber growth has accelerated.  Revised upwards projected subscriber count as of Mar. 31, 2008 to 5 million.
(10,000 subscribers)
DCMX subs:
Topped 3.7 million
No. of iD payment terminals installed:
Approx. 210,000
n
Targets for Mar. 31, 2008
(As of Sept. 30, 2007)
(Announced 4/27/2007) (Revised targets)
DCMX subs:
No. of iD
terminals:
4 mil
5 mil
250,000 250,000
No. of DCMX subs/iD payment terminals
Principal actions taken in FY2007/1H
Sales Sales
channel channel
Card Card
lineup lineup
Expanded Expanded
shops shops
supporting supporting
iD iD credit credit
service service
Started accepting DCMX members Started accepting DCMX members at DoCoMo
at DoCoMo
DoCoMo Shops Shops
Issued Family Card/ETC Card/ Issued Family Card/ETC Card/
Gold Card Gold Card
Principal convenience store chains Principal convenience store chains
Fast food chains Fast food chains
Small/mid-sized retailers
Credit Business
0
50
100
150
200
250
300

06/ 6 06/ 9 06/ 12 07/ 3 07/ 6 07/ 9

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
19
19
/31
·
International services revenues grew 38% year-on-year
·
No. of roaming-enabled handset users topped 10 million
0
200
400
600
800
1,000
1,200
06/3 06/6 06/9 06/12 07/3 07/6 07/9
0
10
20
30
40
50
60
70
80
(10,000 subscribers) (%)
% of own-handset roamers*
No. of roaming-enabled
handset users
(Billions of yen)
FY2006/1H FY2007/1H
Int’l dialing
revenues
Int’l roaming
revenues 8.0
8. 0
.0
0
15.8
15. 8
.8
8
21.8 21.8
12.3 12.3
*: % of own-handset roamers = No. of World Wing roaming users using own handset/ Total roaming service users
+38%
+54%
Int’l services revenues % of own-handset roamers
*
7.8
7. 8
.8
8
9.5 9.5
GSM + 3G roaming capability to be installed in
FOMA905i series as a standard feature
Further expansion of international roaming revenues
International Services

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
20
20
/31
·
Revised FY2007 full-year CAPEX forecast upwards to 758 billion yen
+8.0
Changes
(1) (2)
758 750
Capital expenditures
(Billions of yen)
2008/3 (full year)
Revised forecast  (2)
(Announced 10/26/2007)
2008/3 (full year)
Initial forecast (1)
(Announced 4/27/2007)
06/6 06/9 06/12 07/3 07/6 07/9 08/3
forecast
:No. of outdoor base stations
:No. of indoor systems
25,700
29,300
7,000
8,100
32,500
9,100
10,400
35,700
39,000
14,200
11,300
37,300
n
Brought forward FOMA planned
coverage improvement work
n
System development investment
HSDPA coverage
Nationwide POP coverage
89%
(As of Sept. 30, 2007)
n
Preparations for 2008 Lake Toya
G-8 Summit
FOMA Network
95%
(As of Mar. 31, 2008 (planned))
New initiatives
12,100
42,700

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
21
21
/31
·
Handset procurement costs have come down in line with the increase in percentage of 70X series and other phones to total handsets sold
0
10
20
30
40
50
60
70
80
90
100
06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) Fy2007
(forecast)
Breakdown of handsets sold by series Changes in procurement cost per unit
(%)
90X Series
70X Series
OTHERS
35,000
45,000
55,000
05/4-6 7-9 10-12 06/1-3 4-6 7-9 10-12 07/1-3 4-6 7-9
0
50
100
(Yen)
Handset
procurement
cost per unit
(mova+FOMA)
% of FOMA handsets to
total handsets sold
% of mova handsets to
total handsets sold
(%)
% of 70X series
and others
to account for
Over 50%
Lowered
procurement cost
per unit
Handset Procurement Cost

Do Co Mo
DoCoMo Hokkaido
DoCoMo Tohoku
DoCoMo Tokai
DoCoMo Hokuriku
DoCoMo Kansai
DoCoMo Chugoku
DoCoMo Shikoku
DoCoMo Kyushu
Do Co Mo
Hokkaido
Tohoku
Hokuriku
Tokai
Kansai
Chugoku
Shikoku
Kyushu

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
22
22
/31
DoCoMo Group Structure
·
Plan to integrate regional subsidiaries into a single entity in FY2008/2Q, with the aim to further improve customer services and enhance efficiency of group management
Optimize business operations
NTT DoCoMo, Inc.
NTT DoCoMo, Inc.
Reinforce customer contacts
Uniform service quality
(Sales/promotion, network)
Speed up and improve
efficiency of group management
Projected effects of integration
9-company
structure
Single entity
Image of integration
Integrate 8 regional
subsidiaries

Appendices Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
24
24
/31
US GAAP
2,383.4 2,383.4
2,325.1 2,325.1
4,667.0 4,667.0
(Ref)
4,728.0 4,728.0
Operating Revenues
FY2007
FY2007
7 full year full year
Operating Revenues Operating Revenues
(revised forecast) (revised forecast)
Compared to Compared to
initial guidance initial guidance
Down 1.3%
(Cellular services revenues) (Cellular services revenues)
compared to initial forecast Down 1. 4%
compared to initial forecast Down 1.4%
(Equipment sales revenues) (Equipment sales revenues)
compared to initial forecast Down 0.2% compared to initial forecast Down 0.2%
(Billions of yen)
(Billions of yen)
* “International services revenues” are included in “Cellular services revenues (voice, packet)”.
(Announced 4/27/2007)
(Announced 10/26/2007)
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
209.1 194.8 477.0 478.0
Other revenues
48.8 56.8 121.0 123.0
PHS revenues
13.0 7.0 9.0 9.0
Cellular services revenues (voice, packet)*
2,112.4 2,066.5 4,060.0 4,118.0
2006/4-9(1H) 2007/4-9(1H)
2008/3(full year
forecast)
2008/3(full year
forecast)

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
25
25
/31
0
1,000
2,000
3,000
4,000
Personnel expenses
124.5 123.4 226.0 253.0
Taxes and public duties
18.3 19.8 39.0 39.0
Depreciation and amortization
347.7 364.3 772.0 753.0
Loss on disposal of property, plant and equipment and
intangible assets
18.1 25.0 69.0 64.0
Communication network charges
178.9 176.2 346.0 349.0
Non-personnel expenses
1,179.0 1,207.8 2,435.0 2,490.0
(Incl.) Revenue-linked expenses*
849.5 845.5 1,679.0 1,727.0
(Incl.) Other non-personnel expenses
329.5 362.3 756.0 763.0
2006/4-9(1H) 2007/4-9(1H) 2008/3(Full year forecast) 2008/3(Full year forecast)
US GAAP
(Ref)
3,948.0
1,866.5
1,916.6 1,916.6
3,887.0 3,887.0
*Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service
Operating Expenses
(Billions of yen)
(Billions of yen)
(Announced 4/27/2007)
(Announced 10/26/2007)
FY2007 full year FY2007 full year
Operating Expenses Operating Expenses
(Revised forecast) (Revised forecast)
Compared to initial guidance Compared to initial guidance
Down 1.5%
Down 1.5%

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
26
26
/31
0
100
200
300
400
500
600
700
800
900
1,000
Other (information systems, etc.)*
55.9 58.8 141.0 139.0
PHS business
0.7 0.1 0.0 0.0
Mobile phone business (FOMA)
345.3 214.7 512.0 518.0
Mobile phone business (mova)
12.0 5.6 13.0 8.0
Mobile phone business (Other)
48.9 36.6 92.0 85.0
2006/4-9(1H) 2007/4-9(1H)
2008/3(Full year
forecast)
2008/3(Full year
forecast)
315.8
758.0 758.0
(Ref)
750.0 750.0
Capital Expenditures
(Billions of yen)
(Billions of yen)
462.8
FY2007
FY2007
7 full year full year
Capital Expenditures Capital Expenditures
(Revised forecast) (Revised forecast)
Compared to initial guidance Compared to initial guidance
Up 1.1%
(Announced 4/27/2007) (Announced 10/26/2007)

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
27
27
/31
0
20
40
60
80
100
120
140
160
180
200
-25
-20
-15
-10
-5
0
5
10
15
20
25
MOU (Left axis)
149 152 151 146 145 146 146 139 140 140
Year-on-year changes in MOU (Right axis)
-2.0 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q)
FY07/1H:
140 minutes
Cellular (FOMA+mova) MOU
·
MOU for FY2007/1H was 140 minutes (down 4.1% year-on-year)
For an explanation of MOU, please see Slide 30 of this document, “Definition and Calculation Methods of MOU and ARPU”.
(%)
(minutes)
Full-year MOU: 149 minutes
(Down 1.3% year-on-year )
Full-year MOU: 144 minutes
(Down 3.4% year-on-year )

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
28
28
/31
Operational Results and Forecasts
*Communication Module Service subscribers are included in the no. of cellular phone subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)
** Other includes purchases of additional handsets by existing FOMA subscribers.
*** For an explanation of MOU and ARPU, please see Slide 30 of this document, “Definition and Calculation Methods of MOU and ARPU”.
48,170
+1.2%
47,759
47,186
i-mode
Other**
Migration from
mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU
(minutes)***
ARPU
(yen)***
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share ( % )
No. of Subscribers (1,000)*
-
-79.3%
167
808
-
-76.5%
131
558
-
-2.2
Points
53.3
55.5
1,390
+56.1%
1,247
799
43,980
+37.6%
40,043
29,098
9,490
-43.9%
12,899
23,004
53,480
+1.6%
52,942
52,103
-
-3.5%
3,020
3,130
2008/3
(Full year forecast)
Announced
10/26/2007
Changes
(1) (2)
2007/4-9
(1H)
(2)
2006/4-9
(1H)
(1)
-
-
-
-
-
-
+60.8%
5,914
3,678
-19.6%
3,554
4,422
+28.7%
3,032
2,355
-23.0%
47
61
-48.8%
310
606
+0.28
Points
0.90
0.62

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
29
29
/31
Return to Shareholders
Fiscal year ending Mar. 31, 2008
<Planned>
Dividend per share: 4,800 yen (Up 20%)
Repurchase of own shares :
Authorized to repurchase up to 1 million shares (maximum) for up to
200 billion yen at Ordinary General Meeting of Shareholders on June 19, 2007.
(Plan to cancel treasury shares kept in excess of 5% of issued shares at end of fiscal year.)
«
Repurchase of Own Shares
»
No. of shares repurchased
(millions of shares)
Budget (billions of yen)
1.0
1.4
Max. authorized
0.18
(18.0%)
30.0
(15.0%)
200
Repurchase authorized at 16th ordinary
general shareholder mtg
0.95
(67.7%)
180.2
(72.1%)
250
Repurchase authorized at 15th ordinary
general shareholder mtg
Actual no. of shares
repurchased
Actual amount
spent
Max. authorized
·
Returning profits to shareholders is considered one of the most important issues in our corporate policies
(As of Sept. 30, 2007)

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
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Definition and Calculation Methods of MOU and ARPU
MOU (Minutes of usage): Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services.  Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees.  We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.
Aggregate ARPU (FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscriptions (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscriptions (FOMA+mova)
i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscriptions (FOMA+mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova)
i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscriptions in each month”* of the current quarter
Half-year data: sum of “No. of active subscriptions in each month”* of the current half
Full-year data: sum of “No. of active subscriptions in each month”* of the current fiscal year
* “No. of active subscriptions in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2
The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

RESULTS FOR 1H OF FY2007 RESULTS FOR 1H OF FY2007
SLIDE No.
31
31
/31
Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Year ending
March 31, 2008
(Revised Forecasts)
Year ended
March 31, 2007
Six months ended
September 30, 2006
Six months ended
September 30, 2007
a. EBITDA ¥  1,595.0 ¥  1,574.6 ¥  878.8 ¥  786.6
(772.0) (745.3) (347.7) (364.3)
(43.0) (55.7) (14.2)
(13.8)
780.0 773.5 516.9 408.5
5.0 (0.6) 3.4 2.4
(309.0) (313.7) (210.5) (165.1)
- (1.9) 0.1 0.9
- (0.0) (0.0) (0.1)
476.0 457.3 309.8 246.5
4,667.0 4,788.1 2,383.4 2,325.1
34.2% 32.9% 36.9% 33.8%
10.2% 9.6% 13.0% 10.6%
    Note:
2. Free cash flows excluding irregular factors and changes in investments for cash management purpose
Billions of yen
Year ending
March 31, 2008
(Revised Forecasts)
Year ended
March 31, 2007
Six months ended
September 30, 2006
Six months ended
September 30, 2007
¥  460.0 ¥  192.2 ¥ (48.4) ¥  168.9
210.0 (210.0) (222.0) (3.0)
- 50.7 (0.7) 97.3
670.0 32.9 (271.1) 263.2
(830.0) (947.7) (530.1) (365.2)
1,500.0 980.6 259.0 628.4
Depreciation and amortization
Operating income
Other income (expense)
Income taxes
Losses on sale or disposal of property, plant and equipment
    Net income margin (=b/c)
(2) Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.  Net cash used in investing activities for the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2008 due to the difficulties in forecasting such effect.
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Changes of investments for cash management purpose (2)
Free cash flows excluding  irregular factors and changes in investments for cash management purpose
Irregular factors (1)
(1) Irregular factors represent the effects of uncollected revenues due to bank closures at the end of the fiscal period.
     Irregular factors during the six months ended September 30, 2007 was the net effect of bank closures as of March 31, 2007 and September 30, 2007.
Note:
Net cash used in investing activities
Net cash provided by operating activities
Free cash flows
Minority interests in consolidated subsidiaries
c. Total operating revenues
    EBITDA margin (=a/c)
Equity in net income (losses) of affiliates
b. Net income

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